TECHNICAL REPORT

on

RORY & EAST BAIN VEINS

TABLE MOUNTAIN GOLD PROPERTY

LIARD MINING DISTRICT

BRITISH COLUMBIA, CANADA

Prepared for

Cusac Gold Mines Ltd.

March 22, 2005

R. Dennis Bergen, P. Eng. (APEGBC)

Lasqueti Island, B.C. V0R 2J05 Canada

Tel:

(250) 333-8529

Fax:

(250) 333-8529

dbergen1@telus.net

Technical Report on Rory & East Bain Veins - Table Mountain Gold Property

Liard Mining District, British Columbia, Canada

Cusac Gold Mines Ltd.

R. Dennis Bergen, P.Eng. 05/07/2005

TABLE OF CONTENTS	Page

1.0	SUMMARY	7
2.0	INTRODUCTION AND TERMS OF REFERENCE	8
3.0	DISCLAIMER	9
4.0	PROPERTY DESCRIPTION AND LOCATION	10
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	15
6.0	HISTORY	16
6.1	Chronology	16
6.2	Production	17
7.0.	GEOLOGICAL SETTING	18
7.1	Regional Geology	18
7.2	Camp Geology	19
8.0	DEPOSIT TYPES AND MINERALIZATION	22
8.1	Mineralization Types	22
8.2	Alteration Types	23
8.3	Vein Systems, Deposit Model, and Mineralization Controls	23
9.0	EXPLORATION	25
9.1	Rory Vein Exploration	25
9.2	East Bain Exploration	25
10.0	DRILLING	25
10.1	Rory Vein Drilling	25
10.2	East Bain Vein drilling	34
11.0	SAMPLING METHOD AND APPROACH	35
11.1	Rory Vein Sampling	35
11.2	East Bain Vein sampling	36
12.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY	37
12.1	Rory Vein	37
12.2	East Bain Vein	37
13.0	DATA VERIFICATION AND VALIDATION	38

13.1	Rory Vein Data Verification and validation	38
13.1.1	Data Transcription	38
13.1.2	Assay QA-QC	38
13.1.3	Standards and Duplicates Performance	39
13.1.4	Blank Sample Performance	43
13.2	East Bain Vein data Verification and Validation	43
14.0	ADJACENT PROPERTIES	43
15.0	MINERAL PROCESSING AND METALLURGICAL TESTING	44
15.1	Metallurgical Testing	44
15.2	Past Mill Performance	44
15.2.1	Recovery	44
15.2.2	Throughput	45
15.3	Projected Metallurgical Performance	46
15.4	Processing	46
15.4.1	Mill Flowsheet	46
15.4.2	Plant Restart and Modifications	46
15.5	Assay Laboratory	47
15.6	Tailings Storage Facility	49
15.6.1	Facility Description	49
15.6.2	Remaining Tailings Capacity	49
15.6.3	Items to be addressed	50
16.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	51
16.1	Rory Vein Mineral Resource Estimate	51
16.2	Rory Vein Mineral Reserve	56
16.2.1	Cut off grade	56
16.2.2	Mineral Reserve Estimates	56
16.2.3	Rory Vein Mineral Reserves	57
16.3	East Bain Vein Mineral Resource	58
16.3.1	Historical Background	58
16.3.2	Mineral Resource Estimate	60

16.4	East Bain Vein Mineral Reserve	64
17.	0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	66
17.1	Production Plans	66
17.2	Mining Operations	66
17.2.1	Rory Vein Mining	66
17.2.2	East Bain Mining	70
17.2.3	Dilution	71
17.2.4	Manpower	71
17.3	Recoverability	73
17.3.1	Projected Metallurgical Performance	73
17.4	Markets	74
17.5	Contracts	74
17.6	Environmental Considerations	75
17.6.1	Permit M-127	75
17.6.2	Air Emissions and Waste Management Permits	76
17.6.3	Metal Mine Effluent Regulations (MMER)	76
17.6.4	ARD/ Metal Leaching	77
17.6.5	Closure and Reclamation	77
17.6.6	Other Environmental Issues	77
17.7	Tax	78
17.8	Capital and Operating Cost estimates	78
17.9.	Economic analysis	80
17.10	Payback	81
17.11	Mine Life	81
18.0.	INTERPRETATION AND CONCLUSIONS	81
19.0	RECOMMENDATIONS	83
20.0..	REFERENCES	83
21.0	STATEMENTS OF QUALIFICATIONS	89

LIST OF FIGURES

1.

Table Mountain Gold Property - Provincial Location Map

2.

Table Mountain Gold Property - Claim Location Map

3.

Rory Vein Area - Claim Location Map

4.

East Bain Vein Area - Claim Location Map

5.

Table Mountain Gold Property - General Geology

6.

Table Mountain Gold Property - Schematic Longitudinal Section

7.

Rory Vein - Three Dimensional View of the 1210 and 1140 Levels of the Main Mine

8.

Rory Vein – Plan View of the 1210 and 1140 Levels of the Main Mine

9.

Rory Vein – Plan View of Surface Drill Hole Locations

10.

Rory Vein – 170 N Cross Section

11.

Rory Vein – 1205 Elevation Plan

12.

Rory Vein – 1170 Elevation Plan

13.

Rory Vein – 1140 Elevation Plan

14.

Bain Vein Drill Hole Locations

15.

Rory Vein - Gold Values of CRM's used with Screen Metallics Assays

16.

Rory Vein - Comparison of Screen Metallics Assays versus Routine Assays (no trim)

17.

Rory Vein - Comparison of Screen Metallics Assays versus Routine Assays (40 g/t trim)

18.

Rory Vein - Comparison of Screen Metallics Assays versus Routine Assays (5 g/t trim)

19.

Process Flow Sheet

20.

Tailings Storage Facility

21.

Rory Vein – Longitudinal Section with Mineral Resource Blocks

22.

East and West Bain Vein Longitudinal Section

23.

East and West Bain Mineral Resource and Reserve Blocks

24.

Rory Vein Plan Overview

25.

Rory Vein Plan Detailed

26.

East Bain Vein Plan Overview

27.

East Bain Vein Plan Detailed

28.

Sensitivity Analysis

LIST OF TABLES

1.

Selected Claim Information

2.

Historical Gold Production

3.

Certified Reference Materials Means and Tolerance Limits

4.

Historical Mill Performance

5.

Rory Vein Mineral Resource Estimate

6.

Cut Off Grade Estimate

7.

Rory Vein Mineral Reserve Estimate

8.

East Bain Vein Resource Calculation Summary

9.

East Bain Vein Mineral Reserve Estimate

10.

Manpower Summary

11.

Capital Summary

12.

Operating Cost Summary

13.

Cash Flow Summary

SUMMARY

This report has been prepared at the request of David Brett, President and CEO of Cusac Gold Mines Ltd. and Lesley Hunt, Vice President, Exploration of Cusac Gold Mines Ltd., for the purpose of compiling technical information on the Rory and East Bain Veins on the Table Mountain Gold Property as required for a NI 43-101 independent technical disclosure report.  The format followed for this report is that outlined by form NI 43-101F.  Work conducted for the report entailed a review of previous technical reports, preparation of mine plans and other studies to complete the preliminary feasibility study.  The author visited the site from January 11 to 14, 2005.

The Table Mountain Gold Property comprises a number of past-producing, high-grade, underground gold mines and placer workings in the Cassiar District of British Columbia.  Total gold production to date from the Cassiar District is about 423,500 oz (13,172 kg) of gold.  The property is centred on a 15 km long, gold-bearing hydrothermal system that developed along and adjacent to the northerly-trending Erickson Creek Fault Zone.

Mineral resources for the property were previously estimated and reported by D. Sketchley, P.Geo. in "Technical Report on Table Mountain Gold Property, Liard Mining District, B.C. Canada, July 2003" and "Technical Report on Rory Vein, Table Mountain Gold Property, Liard Mining District, B.C. Canada, November 2004".  The resource estimates were calculated using a 2 ounce per ton capping.  The Rory vein has an Indicated Mineral Resource of 22,000 tons grading 0.355 oz gold per ton and containing 7,807 ounces of gold.  The East Bain vein has an

Indicated Mineral Resource of 22,157 tons grading 0.63 oz gold per ton and containing 13,923 ounces of gold.

Plans for the extraction of the gold using shrinkage stoping and mine development starting from existing workings were developed.  Ore will be milled in the existing 300 tpd facility.  Development and production schedules together with operating and capital cost estimates were prepared.

The Rory Vein contains a Probable Mineral Reserve of 16,000 tons grading 0.46 ounces gold per ton and containing 7,360 ounces of gold.  (14,500 tonnes @ 15.7 grams gold per tonne and containing 236.6 kg of gold) based on assays capped at 2 ounces per ton, a minimum mining width of 1.5 m, 10% dilution at zero grade, gold price of $CDN535 per ounce, and a cut off grade of 0.31 ounces per ton.

The East Bain Vein contains an Probable Mineral Reserve of 28,000 tons grading 0.50 ounces gold per ton and containing 14,000 ounces of gold (25,500 tonnes grading 17.1 grams gold per tonne and containing 450.1 kg of gold) based on assays capped at 2 ounces per ton, a minimum mining width of 1.5 m, 10% dilution at zero grade, gold price of $CDN535 per ounce, and a cut off grade of 0.27 ounces per ton.

Extraction of the two veins is estimated to cost $765,000 in capital costs and $ 5.5 million in operating costs.  Based on a price of $CDN 535 per ounce of gold and an additional 15% contingency on the capital and operating costs the project would generate a cash flow of $2.5 million and have an internal rate of return of 129%.  The development and production phases of the project will last for 8 months.

The project cash flow is most sensitive to changes in metal price and grade and is less sensitive to changes in the operating costs.  It is least sensitive to changes in the capital costs.

There are current permits for mining and waste disposal.  There are environmental issues related to previous workings and some work required at the tailings facility.

2.0

INTRODUCTION AND TERMS OF REFERENCE

This report has been prepared at the request of David Brett, President and CEO and Lesley Hunt, Vice President, Exploration of Cusac Gold Mines Ltd. (Cusac), for the purpose of compiling an independent technical report on the Rory and East Bain Veins on the Table Mountain Gold Property.  The format followed for this report is that outlined by form NI 43-101F.  The information disclosed in this report includes information from Cusac, information from previous technical reports, information generated by other qualified persons and reviewed by the author and information developed by the author.

Previously mineral resource estimates were completed on the Rory and East Bain veins.  No additional field work except for a site visit has been undertaken.  The only new work covered in this report is the preparation of development and operating plans for the mineral resources to allow the estimation of mineral reserves.  Work conducted for the report entailed a site visit, review of existing technical reports, review of historical production records, review of permits, review of proposed mining plans, preparation of economic models and ongoing communications with Cusac personnel.

The site visit and report compilation achieved the following objectives:

1.

Inspection of site conditions

2.

Inspection of equipment on site

3.

Review of Mineral Resource estimation

4.

Review of proposed mining methods, plans and equipment

5.

Review of processing facilities

6.

Review of information on tailings management, permitting and environmental conditions

7.

Review of concentrate sales agreement

8.

Preparation of a Mineral Reserve Estimate

Metric units are used throughout this report, except for the mineral reserve estimates and production forecasts which are in imperial units which conform to the property operating history.

3.0

DISCLAIMER

The author has reviewed and analyzed data provided by Cusac, its consultants and previous operators of the facilities and has drawn his own conclusions therefrom augmented by his own direct field examination.  The author has not carried out any independent exploration work, sampling or assaying but the presence of gold in the local rocks is substantiated by previous production and previous technical reports by qualified Persons.

Beyond a review of the internet MEM listing of claim ownership for those claims where the veins are located the author has not investigated or confirmed the ownership of the claims.

4.0

PROPERTY DESCRIPTION AND LOCATION

The property description and location are more completely described by Sketchley (2003 and 2004) in technical reports entitled "Technical Report on Table Mountain Gold Property" and "Technical Report on Rory Vein, Table Mountain Gold Property". The key details are included here.

The Table Mountain Gold Property is in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (Figure 1).  Access to the property is via Highway 37, which connects to these towns.  The abandoned town of Cassiar is at the north-western end of the property, and the unincorporated settlement of Jade City is on Highway 37 at the road entrance to the mine facilities.

Cusac Gold Mines Ltd. presently controls the majority of the hard rock mining claims and a number of placer claims in the Cassiar area, which comprise the Table Mountain Gold Property in the Liard Mining District, NTS 104P (Figure 2).  The property covers approximately 12,300 hectares, is mostly contiguous, and has been acquired by direct staking, outright purchase, and option agreements.  Most of the claims are owned outright, with some claims, not within the operations reviewed herein, subject to net smelter royalties.  The Rory Vein area is situated on the Sun, Up, Jennie Extension #3, and Jennie Extension #4 claims (Figure 3).  The East Bain vein is located on the Nu-Tara claim (Figure 4).  All relevant claim information is given in Table 1.

The author has confirmed that Cusac is the registered owner of these claims on the internet based Ministry of Energy and Mines web site.

The Table Mountain processing and support facilities consist of a 300 ton-per-day gravity-flotation mill, power plant, service facilities, offices, core library, cookhouse, and bunkhouses. A permitted tailings storage facility, with an approximate capacity of 50,000 tonnes, is next to these facilities, which are centrally located in the camp adjacent to McDame Lake and Highway 37.  Additional service facilities are located at the Cusac mine in the south central portion of the property.

The property contains numerous occurrences of gold-bearing quartz veins, many of which have been mined underground and less so from surface.  Numerous old surface disturbances such as access roads, trenches, open pits, underground staging areas, and drill sites occur throughout the property and have been reclaimed (Hunt 2003).  There are two tailings disposal facilities, one of which has been reclaimed.  Deposits of material from placer mining are present along McDame Creek.

Except as disclosed in this report the author knows of no environmental liabilities on the property.  There is an existing mining permit issued by the Ministry of Energy and Mines and the reopening of the mine for the exploitation of the reserves should require only the submission of mining plans and a notice to the District Inspector of Mines.

Figure 1.  Table Mountain Gold Property – Provincial Location Map.

The red square indicates the property location and approximates the area illustrated in Figure 2.

Figure 2. Table Mountain Gold Property - Claim Location Map.

The stars indicate the primary areas of interest.

61300 E
62300 E
65700 N
64700 N
63700 N
62700 N
VAL
MILL
ELLA2
FR
N.A.
UP
JENNIE
EXTENSION
4
RORY
JENNIE
EXTENSION
3
BEAR
GOLDIE
DEASE
SUN
VAL
SUN
KAT I
MAURA
JENNIE 1
JENNIE
ALISON
JENNIE 2
JENNIE
EXTENSION
1
JENNIE
EXTENSION
2
WEST FR
ADIT
No.1
ADIT
No.2
ERIN
REDHILL
No.6
SUN
REDHILL
No.5
HURRICANE
No 1
HURRICANE
No.2
1400
1500
1600
SNO 3
SNO 2
SNO 1
WEST FR
REDHILL
No.4
REDHILL
No.1
DON
1600
HIGH
N
RORY VEIN
CLAIM MAP
October 4, 2004
0
100
500
meters
CUSAC GOLD MINES LTD.
911-470 GRANVILLE ST.
VANCOUVER, B.C., V6C 1V5

Figure 3.  Rory Vein Area – Claim Location Map.

Figure 4.  East Bain Vein Area – Claim Location Map.

Table 1. Selected Claim Information
Project	Claim Name	Tenure No.	Expiry	Area (Ha)	Tag No.
Rory	JENNIE EXTENSION#3	226196	2006/JUN/30	25	59860
Rory	JENNIE EXTENSION#4	226193	2006/JUN/30	25	A59861
Rory	SUN	221632	2006/JUN/30	200	7200
Rory	UP	221633	2006/JUN/30	125	7305
East Bain	NU-TARA	222403	2006/JUN/30	300	4194

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property description and location has been taken from published technical reports by Sketchley (2003 and 2004).

Numerous secondary haul roads, accessible by two-wheel-drive vehicles, connect to all parts of the camp from Highway 37.  Four-wheel-drive and off-road vehicles are required to access more remote areas of the property and those with roads or trails in poor condition.

The climate is characterized by short, warm summers and long, cold winters.  Underground mining, which is most common, can be conducted year round, and small open pit mining, which is less common, is usually conducted only in the summer.

The property covers the McDame Creek valley at McDame Lake and the lower tributary valleys of Snowy Creek, Troutline Creek, Quartzrock Creek, Lang Creek, and Finlayson Creek; the upper valley of Pooley Creek; all of Table Mountain; and the lower slopes of Mount McDame and Huntergroup Massif.  Other prominent, frequently referred to, geographic features include Wings Canyon at the confluence of Troutline Creek and Quartzrock Creek, Callison Lake northeast of the Main Mine, and Needlepoint Mountain west of Cusac Mine.

Valley bottoms comprise shallow lakes and swamps with thick, stunted growths of pine and spruce.  Treed areas extend to upland areas where they give way to open brush and alpine meadows. Although the surrounding mountainous areas are rugged, much of the camp area has rolling topography.  Placer workings extend from McDame Lake down McDame Creek for about 20 km.

The property contains numerous historical mining areas and is well set up for continued mining operations.  Areas of high exploration potential have sufficient surface areas for access; power and water sources are in-place; mining personnel would be hired externally and housed in the on-site work camp; tailings storage areas are permitted; and the on-site processing plant is operational.

6.0

`

HISTORY

The property history has been taken from published technical reports by Sketchley (2003 and 2004).

6.1

Chronology

Gold was discovered in the Cassiar District in 1874. The district developed into one of British Columbia's major placer camps with most of its production occurring between 1874 and 1895.  The largest nugget discovered in British Columbia, 73 oz (2,503 gm), came from this camp (Barlee 1980).  Minor small-scale placer mining continues today.

Although placer production in the district was significant, little was done prior to 1933 to locate lode gold deposits.  In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek. Following this, numerous veins were discovered and many claims were staked.  The higher-grade portions of these veins were exploited by small-scale mining over the next forty years.  At one point, half-a-dozen abandoned mill sites with capacities of less than 12 tons per day existed in the area.  Well-known individuals that played an important role in the early years of the emerging gold camp include John Vollaug, Hans Erickson, J.R. Boulton, John Hope, F. Callison, Pete Hamlin, and Fred and Guilford Brett.  Cusac's interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd.

The first larger operation started in 1978 when the Agnes and Jennie Mining Company Limited and Nu-Energy Development Corp., which later amalgamated to become Erickson Gold Mining Corporation, commenced production from the Jennie Vein in the Main Mine.  In 1979 and 1980, Cusac conducted work in the area of the Cusac Mine.  During 1980, Plaza Mining Corporation commenced open pit production from the eastern portion of the Vollaug Vein.  Between 1978 and 1984, development of the Main Mine, also known as the Erickson Mine, was expanded to include workings on four main levels to exploit the Jennie, Maura, Alison, and Bear Veins.  Esso Resources Canada Limited conducted exploration around the Main Mine in the early 1980's.

Exploration around Quartzrock Creek by United Hearne Resources Limited in the late 1970's lead to commencement of production at the Taurus Mine in 1981, which continued until 1988.  At the same time, Sable Resources Ltd. and Plaza Resources Ltd. developed underground workings on the east side of 88 Hill.

Cusac discovered several veins at Pooley Creek in 1982, and conducted minor work on them.  In 1983, Erickson commenced production from the Troutline Mine at the eastern end of the Vollaug Vein and from various open pits along it.  In the following year, Cusac optioned its property to Erickson, which had acquired Plaza in the previous year and continued to expand its property holdings.

In 1985, Total Compagnie Francaise des Petroles acquired operating control of Erickson, renamed the company Total Energold Corporation, commenced production from the Eileen Vein in the Cusac Mine in 1986, and discovered additional veins in the area.  During 1988, Total started work on the 10 level, a 2.5 km drift to access the Michelle High Grade Vein (MHG), which could not be accessed from the Cusac Mine because of high water flows.  Because of this, production from the Cusac Mine and Main Mine ceased, with only minor production continuing on the Vollaug Vein.  Work on level 10 eventually ceased in 1989 due to high costs and high water flows.

Total elected to divest itself of all North American mineral assets in 1991.  Cusac purchased these assets, free and clear of any royalties to Total, re-opened the Cusac Mine, and in 1993, commenced production on the Bain Vein (Bain Mine).  During the development of the Cusac decline to the MHG Vein, the Big vein was defined and mined. Mining of the MHG commenced in June 1995, and continued through 1997.

The Katherine vein was open pit mined during 1995, and in early 1996, the 10 level development was extended by 250m.  Additional mining was conducted on the Vollaug, Melissa, and Lily Veins during 1996 and 1997, and surface mining was done on the Bear Vein during 1998.

In 1995, Cyprus Canada Inc. (Cyprus) entered into agreements with International Taurus Resources Inc. (Taurus) and Cusac on the Taurus project north of the current property area,

which resulted in the definition of an inferred open pitable resource.  In 1996, Cyprus withdrew from the project, and Cusac entered into an agreement with Taurus, which conducted additional work that defined an indicated resource.  In 1998, Cusac optioned the claims and consolidated the entire Cassiar Gold Camp under one operator.  Cusac completed reclamation of the Taurus mine site, but no further work was conducted, and the agreement was subsequently terminated.

Diamond drilling was conducted on the East Bain Vein during 2002, which confirmed the existence of a gap with the West Bain Vein, but failed to extend the structure to the east.

The Rory Vein comprises a newly discovered vein, which was intersected at the top of a hole initially aimed at the down dip projection of the Maura Vein below the 14 level of the Main Mine.  Drilling was done throughout June, July, and August, 2004, with a total of 33 holes completed.

6.2

Production

The Cassiar Gold Camp is one of British Columbia's major placer districts with recorded production of about 74,500 oz of gold (2,317 kg) between 1874 and 1895 (Holland 1950).  Minor placer production still continues today.

The first hard rock production occurred in 1934 when one ton of rock, containing four ounces of gold, was shipped out.  In 1939, 114 oz (3.5 kg) of gold were recovered from 130 tons of rock taken from the Jennie Vein.  During the 1940's, 1950's and 1960's, a maximum of 100 tons of ore was mined from the main deposits in the camp (Diakow and Panteleyev 1981).

The largest producer in the camp, the Main Mine, was in operation from 1979 until 1988.  Approximately 150,000 oz (4,666 kg) of gold were produced from the Jennie-Maura-Alison and Bear Vein systems (Glover 1998). The Taurus Mine operated between 1981 and 1988, and it produced 35,000 oz (1,089 kg) of gold (Trenaman 1997).  A small amount of this production came from the Plaza adit and open cuts on 88 Hill.  The Vollaug Vein was mined from various open pits and underground workings between 1980 and 1997.  Approximately 50,000 oz (1,555 kg) of gold was produced from this structure (Glover 1998).  Mining commenced on the Eileen-Michelle-Lily Vein system in 1986, and continued until 1997, with about 90,000 oz (2,799 kg) of gold produced (Glover 1998).  Production from the Bain Vein system spanned the period from 1993 to 1995, and totalled 24,000 oz (746 kg) of gold (Glover 1998).  Surface production from the Bear Vein in 1998 totalled about 1,000 oz (31 kg) of gold. Recorded production from the camp totals about 423,500 oz (13,172 kg) of gold.

Silver production from various deposits in the camp generally amounts to 75% of gold production.  A summary of gold production from major vein systems in the camp is given in Table 2.

Table 2. Historical Gold Production Table Mountain Gold Property – Cusac Gold Mines Ltd.
Vein System or Area	Tons (x 1,000)*	Head Grade* (oz/ton)	Ounces (x 1,000)*
Jennie-Maura-Alison & Bear	300	0.50	150
Eileen-Michelle-Lily	150	0.60	90
Bain	60	0.40	24
Vollaug	170	0.30	50
Taurus	318	0.12	35
McDame Creek Placer	N/A	N/A	74.5
Total	N/A	N/A	423.5

*Approximate values obtained from internal company reports.

7.0

GEOLOGICAL SETTING

The geological setting information has been taken from published technical reports by Sketchley (2003 and 2004).

7.1

Regional Geology

The Table Mountain property is in the Sylvester Allochthon of the Slide Mountain Terrane (Gabrielse 1963; Gordy et al. 1982; Harms 1984, 1986, 1989; Harms et al. 1989; Nelson and Bradford 1989, 1993).  The allochthon occupies the flat-bottomed McDame synclinorium, which lies on autochthonous rocks of the Cassiar Terrane.  It comprises gabbro, pillowed and massive basalt, banded chert, carbonate, argillite, ultramafics, and minor arenite of Late Devonian to Late Triassic age, which has been divided into three stacked, structural-lithological packages by

Nelson and Bradford (1989, 1993).  The property is within Division II, which comprises an ophiolitic assemblage that occupies the central portion and contains two major ultramafic sheets.  The regional and camp geology is compiled in detail by Sketchley (2003).

7.2

Camp Geology

Rocks in the Cassiar area have been informally divided into lower, middle, and upper thrust sheets for mine geology purposes (Figure 5).  The lower and middle thrust sheets belong to Division II of Nelson and Bradford (1989, 1993); the upper, to Division III.  The lower thrust sheet comprises three volcanic-sedimentary subunits; the middle, Table Mountain Sediments (TMS); and the upper, Huntergroup Volcanics.  A major ultramafic sheet separates the lower and middle thrust sheets (Harms et al. 1989; Nelson and Bradford 1989, 1993).

The basal volcanic-sedimentary subunit of the lower thrust sheet comprises basalt, pillow-basalt breccias, and tuff interbedded with black clastics.  It is exposed west of the camp along the margins of the allochthon and was intersected at depth in drill holes in the western and north-western part of the camp.  The unit does not host any of the veins in the camp.

The middle subunit, which comprises mafic extrusive rocks interlayered with bedded chert and argillite, crops out along the north-eastern and south-western margins of the camp along ridges and valley sides.  The unit does not host significant veins and is more amenable to development of silicification because the rocks are brittle and shatter as noted in the lower levels of the Main Mine.

The upper subunit is the most widespread and crops out over most of the camp.  It comprises massive and pillowed basalt with rare chert intercalations with the lower portion in the Taurus area marked by magnetite and jasper-rich basalt.  The non-magnetic and non-jasper-bearing basalt sequence hosts most of the vein systems in the camp and has been the focus of exploration.

Legend
Lower Thrust Sheet
Middle Thrust Sheet
Upper Thrust Sheet
Thrust Contact
ECTZ
Quartz Vein
Road
Water
N
1 0 1 2 km
70000 N
65000 N
60000 N
60000 E
65000 E

Figure 5. Table Mountain Gold Property – General Geology

Table Mountain Sediments (TMS) of the middle thrust sheet cap basalt of the lower thrust sheet.  They crop out extensively in the southern portion of the camp on Table Mountain and in the northern portion of the camp they locally form thin klippen.  They comprise thin-bedded slaty siltstone, sandstone, calcareous mudstones, and grey limestone.  Veins rarely extend up into these rocks.

A thin discontinuous sheet of ultramafic rocks occurs at the base of the TMS.  The sheet locally thickens to large bodies in the order of hundreds of metres.  Near vein systems, these ultramafic rocks are altered to a quartz-carbonate-fuchsite assemblage, referred to as listwanite.

Diabase and lamprophyre dykes crosscut all lithologies, including veins.  Dykes are steeply dipping and strike easterly.  Xenoliths of granitic rock occur in several dykes throughout the camp.

Structural features are divided into two temporal groups: an early one related to the formation of the allochthon with pre- and syn-mineralization structures; and a late one with post-mineralization structures.  The early group contains thrust faults and related folds along with accompanying foliations and joints that parallel veins.  The late group contains high-angle faults that offset veins.  Some of the late faults are antecedent structures.  Although they are clearly associated with mineralization, movement is post-mineralization.  Structural features are discussed in more detail by Sketchley (2003).

8.0

DEPOSIT TYPES AND MINERALIZATION

The deposit types and mineralization information has been taken from published technical reports by Sketchley (2003 and 2004).

8.1

Mineralization Types

Previous Work

Veins have been well-described by Mandy (1935, 1937), Diakow and Panteleyev (1981), Grant (1981), Pantaleyev and Diakow (1982), Fjetland (1982), Hooper (1984), Dussel (1986), Ball (1985, 1989), Sketchley (1986, 1989), Gunning (1988), Broughton and Masson (1986), and Panteleyev et al. (1997).  Panteleyev et al. (1997) developed a general model for mesothermal gold-bearing quartz veins of the Cassiar Gold Camp that illustrates the spatial relationships of the various vein types within lithotectonic units and a possible genetic connection to a cryptic intrusion (Nelson 1990; Nelson and Bradford (1989, 1993).

Vein Stages

Veins in the Cassiar Gold Camp consist of early barren quartz veins without visible alteration; main stage barren and gold-bearing quartz veins with sericite-ankerite alteration envelopes; and late barren quartz-carbonate veins with kaolinite-ankerite alteration envelopes.  Early veins are widespread; main stage veins are generally confined to well-defined vein systems; and late veins locally crosscut and brecciate earlier veins.

Main stage white quartz veins form a continuum from barren to strongly mineralized.  Barren and weakly-mineralized veins are usually single stage with minor sulphides, whereas strongly-mineralized veins are composite structures with abundant banding and varying amounts of sulphides.  Clear quartz veins, containing pyrite, sphalerite and tetrahedrite with uncommon chalcopyrite, galena and arsenopyrite, crosscut gold-bearing white quartz veins.  Gold is usually associated with sulphides.

Spatial and Geometric Relationships

Panteleyev and Diakow (1982) recognized two fundamental vein types: Type I veins, hosted by basalt of the upper subunit of the lower thrust sheet; and Type II veins, occurring along the contact of the bottom of the middle thrust sheet (Panteleyev et al. 1997).

Type I veins occupy steeply-dipping east-north-easterly to north-easterly-trending, subparallel fractures that comprise the majority of veins in the camp.  Most veins are short and narrow and pinch and swell along strike although many are sigmoidal, dipping steeply north, and terminate by pinching, horsetailing, or as knots or localized bulbous masses.  Veins are typically up to one metre wide and several tens of metres long that are commonly broken into numerous segments that appear to be separate structures.  Most veins in the areas around Cusac Mine, Main Mine, and north of Taurus Mine are Type I, lie immediately below TMS, and form thicker structures that are more persistent.  The upper 30 m of these veins are the most productive in the camp, and gold grades decrease and become more erratic down dip into the roots of the system.

Type II veins occupy the shallowly-dipping plane of the thrust fault that occurs at the bottom of the middle thrust sheet comprising TMS.  Most veins are along the footwall of the ultramafic sheet, which is generally altered to listwanite, or extend up into it.  Veins have a characteristic ribboned appearance from carbon-rich stylolites and are generally less than two metres thick, but can be up to four metres.

8.2

Alteration Types

Strong wallrock alteration is associated with gold-bearing veins hosted by mafic and ultramafic rocks.  Within mafic rocks, basalt is altered to a sericite-ankerite-quartz assemblage that forms well-developed envelopes around veins (Sketchley 1986, 1989).  Envelopes are surrounded by widespread propylitic alteration. More intense alteration adjacent to veins commonly contains coarse disseminated pyrite, commonly with anomalous gold values.  Carbon-rich zones and crackle brecciation, comprising quartz and carbon, are locally common in more intense alteration.  Within ultramafic rocks, serpentinite is altered to talc, talc-breunerite-quartz, and breunerite-quartz-fuchsite assemblages with increasing intensity (Dussel, 1986).

8.3

Vein Systems, Deposit Model, and Mineralization Controls

Vein systems extend outward from the ECFZ and are up to five kilometres long. Along the ECFZ, there is a crude periodicity of vein systems.  North of McDame Lake they are spaced about 1,500 metres apart, whereas south of McDame Lake they are spaced about 400 to 600 metres apart.  A list of known vein systems throughout the camp is given by Sketchley (2003).  The more important systems are shown on Figure 6, a schematic longitudinal section of the Table Mountain Gold Property.

Nelson (1990), Nelson and Bradford (1989, 1993), and Panteleyev et al. (1997) discussed formation of the mesothermal gold-quartz vein deposits of the Cassiar area.  This work has been compiled and summarized along with mineralization controls by Sketchley (2003).

Figure 6. Table Mountain Gold Property - Schematic Longitudinal Section.

9.0

EXPLORATION

The exploration section has been taken from published technical reports by Sketchley (2003 and 2004).

Much of the exploration work conducted on the Table Mountain Gold Property is historical in nature.  This work includes geological mapping, geophysical surveys, soil sampling, trenching, drilling, and underground drifting.  The nature and extent of previously conducted work is summarized by Sketchley (2003).  The 2004 work program under Notice of Work Permit Number 14675-200 comprised surface diamond drilling done by DJ Drilling; survey preparatory work by Lone Star Surveying; and drill hole setups by Cusac site personnel.  All work procedures, which are described under Drilling in this report, were conducted according to "Exploration Best Practices Guidelines" included with the CIM Standards on Mineral Resources and Reserves (2000).

9.1

Rory Vein Exploration

The Rory Vein, a new discovery, was intersected at the top of the first hole that was initially aimed at the down dip projection of the Maura Vein below the 14 level of the Main Mine.  The remainder of the program, which comprised 34 holes totalling 5,084 metres, delineated the vein.

9.2

East Bain Exploration

A small diamond-drilling program was conducted under Notice of Work Permit Number 0100115 during 2002 to further explore and further define the East Bain Vein, which was initially defined by diamond drilling during 1990 and 1991 (Westervelt 1991, Glover 2002a).

10.0

DRILLING

The drilling section has been taken from published technical reports by Sketchley (2003 and 2004).

10.1

Rory Vein Drilling

Drill holes were collared to give south-south-easterly striking traces perpendicular to the north-north-easterly strike of the Rory Vein and were inclined moderately to steeply to the east to yield vein intersections about 45° to 60° to core axis with the vein, which is moderately to steeply east-dipping.  Core axis angles were used to correct intersected vein intervals to true thicknesses.  A three dimensional block view of the Rory Vein drilling and Main Mine workings is illustrated in Figure 7; a plan view of the Main Mine workings in Figure 8; a plan view of the surface drill hole locations in Figure 9; the 170 N cross section in Figure 10, the 1205 Elevation plan in Figure 11, the 1170 Elevation plan in Figure 12, and the 1140 Elevation plan in Figure 13.

Drill collar locations are currently marked with a post and a metal Dymo tag, which is acceptable; however, a longer lasting marking method should be considered.  Holes that cannot be marked because they are in the middle of a haul road should have a post placed on the side of the road adjacent to the collar location with an added comment that points to the location of the drill hole.

Collar locations were tied into the mine survey grid by GPS.  Because there were no mine grid survey points in area and the mine grid was not tied to NAD83 datum, which is used by GPS systems, survey preparatory work had to be completed.  This was done by Lone Star Surveying who surveyed various widely spaced mine grid survey points from the Main Mine and Cusac Mine areas and developed a translation algorithm to be able to use GPS coordinates to obtain mine grid coordinates.  The algorithm, which comprises a rotation of about 1.27° and a translation of 80 to 100 metres, allows for accurate surveying within the current work area.  About 30 IP's (iron pin's) with a plastic numbered survey tag were placed around the current work area to be able to control the location of new drill holes.

Down hole surveys were taken with a Sperry Sun measurement unit, which comprises a compass and dip meter along with a camera that takes a snapshot of the measurements.  The unit is located on the end of aluminum rods that extend down the hole past the core barrel to avoid magnetic interference.  Calibration of the unit was done by placing it in an inclined cradle and comparing readings to those from several compasses corrected for a magnetic declination of 25°E.  Drill rigs were aligned by compass with the azimuth of the collar equal to the aligned rig.

All drilling information was compiled on a master spreadsheet and relevant portions imported into Gemcom for geological modelling.  Recorded data comprises the following items.

1.

Header – Hole, X, Y, Z, Depth.

2.

Surveys – Hole, Depth, Azimuth, Dip.

3.

Lithology – Hole, From, To, Code.

4.

Assays – Hole, From, To, Sample, Width, Au g/tonne, Au o/ton.

5.

Composites – Hole, From, To, Core Length, True Width, Au g/tonne - uncapped, Au oz/ton - uncapped, Au oz/ton – capped to 2 oz/ton.

.

Figure 7.  Rory Vein – Three dimensional view of the 1210 (blue) and 1140 (purple) levels of the Main Mine

Vein outline (red), drill hole traces (dark grey), and Black Breccia Fault (light grey).

Figure 8. Rory Vein – Plan view of the 1210 and 1140 levels of the Main Mine with vein outline and Black Breccia Fault.

Figure 9. Rory Vein – Plan view of surface drill hole locations  with hole traces (grey), high gold (red), and low gold (blue).

Figure 10. Rory Vein – 170 N Cross Section with 1210 level (open blue rectangle), 1140 level (open purple rectangle), vein outline

(red and green), and Black Breccia Fault (grey).

Figure 11. Rory Vein – 1205 Elevation plan with 1210 level (blue), vein outline (red and green) and Black Breccia Fault (grey). Vein dips steeply to the west and fault dips moderately to the east.

Figure 12.  Rory Vein – 1170 Elevation plan with vein outline (green and red) cut by Black Breccia Fault (grey). Vein dips steeply to the west and the fault dips moderately to the east

Figure 13 – Rory Vein – 1140 Elevation plan with 1140 Level (purple) and Black Breccia Fault (grey).  Vein is above the Black

Breccia Fault, which dips moderately to the east.

1.2

East Bain Vein drilling

A small diamond-drilling program was conducted under Notice of Work Permit Number 0100115 during 2002 to further explore and further define the East Bain Vein, which was initially defined by diamond drilling during 1990 and 1991 (Westervelt 1991, Glover 2002a).  The program comprised eleven holes of NQ diamond drilling totalling 2395.1 m; ten of these holes were collared on the Nu-Tara mineral claim, and one on the Cordoba mineral claim (Figure 4).  Collar locations, which were tied into the mine survey grid by chain and compass, were field verified by the author using a hand-held GPS unit with a field accuracy of +10 m.  The holes were found to be located correctly on the mine grid, but a discrepancy exists between the GPS UTM and mine grid coordinate systems, which should be investigated further.  The mine grid coordinate system is shifted approximately 200 m south and east of the GPS UTM grid coordinate system.

Down-hole drill hole dip orientations were determined using corrected acid tests; lithological  descriptions and structural core axis angles were recorded; and quartz veins were sampled.  Core axis angles were used to correct intersected vein intervals to true thicknesses.  Drill core samples were sent to Eco Tech Laboratory Ltd. for gold and silver assaying.  Core sample locations were field verified by the author (Sketchley 2004).

A summary of the drill hole targets, results, and interpretation is as follows.

•

02BG-01 tested the gap with West Bain Vein and did not intersect any veins.

•

02BG-02 tested the vein 50 metres west of previous intersections and intersected a strong quartz vein yielding 5.19 oz/ton over 0.6metres that is a small faulted wedge with limited tonnage potential.

•

02BG-03 tested the eastern end of the vein and intersected a quartz vein system that returned 0.38 oz/ton over 2.6 metres.

•

02BG-04 tested the western end of the vein to define a target elevation for development and intersected 0.554 oz/ton over 1.4 metres

•

02BG-05 tested the eastern extent of the vein and intersected a weakly mineralized vein breccia.

•

02BG-06 tested the central portion of the vein and intersected 0.6m of vein fault breccia that returned 0.062 oz/ton over 0.6 metres.

•

02EB-07 tested the eastern extent of a vein above a known fault and did not intersect any significant veining.

Holes 02EB-08 to 11 were drilled as a fence on section 8398E to test for an eastern extension of the vein and did not intersected any significant Ining

..

Figure 14.  Bain Vein Drill Hole Locations.

11.0

SAMPLING METHOD AND APPROACH

The sampling method and approach section has been taken from published technical reports by Sketchley (2003 and 2004).

11.1

Rory Vein Sampling

Drill core sampling done during the 2004 exploration program consisted of logging core, marking the mineralized sections into sample intervals based on geological criteria, splitting the core in half along its length using a continuous line to prevent bias, and bagging one-half of the split core from each marked sample interval.  A total of 867 samples was collected and sent for Screen Metallics Assays (SMA) or Routine Sample Assays (RSA), which are included in the Rory Vein database.  An additional 344 routine assays were conducted for verification purposes on samples originally sent for screen metallics assays.

A QA-QC program was conducted by Cusac personnel, which comprised inserting Certified Reference Materials (CRM's) every tenth sample into batches of samples to be assayed.  Field blanks were included later in the program.  A total of 92 CRM's and five field blanks were used for the assays included in the database.

Core sample locations and sample results were verified in the field by the author.  Sample results were compared with observed mineralogy including sulphides and visible gold (VG).  In most cases, higher gold grades were returned where VG was noted; however, in some cases VG was not noted; therefore, the grades of the coarse and fine fraction of SMA were checked.  Most higher grade samples have elevated gold in both fractions; however, samples with higher grades where VG was not observed returned higher gold value in the fine fraction only and not in the coarse fraction, which would explain why visible gold was not observed.

11.2

East Bain Vein sampling

Most samples collected during past exploration programs are regarded as historical in nature; hence, little documentation exists regarding methods and approach.

Drill core sampling that was done during the 2002 exploration program consisted of bagging whole core samples that were taken from individual quartz veins intersected in drill holes.  A total of 36 samples was collected.

12.0

SAMPLE PREPARATION, ANALYSES, AND SECURITY

The sampling preparation, analyses and security section has been taken from published technical reports by Sketchley (2003 and 2004).

1.1

Rory Vein

Samples were shipped on an as required basis by packing in cardboard boxes wrapped in plastic packing tape then delivered to the Northern Thunderbird Air terminal in Dease Lake, B.C. for air freight shipment to Smithers, B.C. where they were transferred to an Air Canada Jazz flight to Vancouver, B.C. and then delivered by courier to the ALS Chemex facility.  There was no formal chain of custody and shipping containers initially did not utilize tamper-proof seals, although these were introduced later in the program.

ALS Chemex prepared samples for analysis, conducted SMA and RSA, and issued approved analytical certificates, which comprise electronic files and hard copy certificates stored at site.  Samples are stored at ALS Chemex facility in North Vancouver, B.C.

Sample preparation procedures comprised crushing samples to 70% passing 2 mm (10 mesh), then riffle splitting a 1 kg subsample, which was pulverized to 85% passing 75 microns (200 mesh). For RSA, a 30 gram subsample was fire assayed, and for SMA, the 1 kg pulverized subsample was dry screened to obtain the +100 micron coarse and fine fractions, the coarse fraction was fire assayed in its entirety, and two 30 gram subsamples from the fine fraction were fire assayed and averaged to obtain a mean value.  All samples were weighed during processing and a final gold value was calculated by weighted averaging of the coarse fraction and mean fine fraction gold assays.  Fire assays were conducted using industry standard procedures, which entailed mixing samples with flux, fusion to obtain a lead button, cupellation to obtain a gold bead, digestion by aqua regia, and analysis by AAS.

12.2

East Bain Vein

Samples from the 2002 exploration program were assayed at Eco-Tech Laboratories Ltd. in Kamloops, British Columbia; sample preparation and analytical methods are in Sketchley (2003).

Samples were shipped in nine groups, varying from two to nine samples, to Eco-Tech, which processed samples and issued approved analytical certificates.  There was no formal chain of custody, and samples were not shipped in tamper-proof containers.  Sample pulps and rejects are stored at the Eco-Tech facility.  Because of the limited number of collected samples, no blanks, field duplicate, or reference samples were included by Cusac personnel in the field; however, Eco-Tech inserted its own laboratory duplicate and reference samples.

13.0

data verification and validation

The data verification and validation section has been taken from published technical reports by Sketchley (2003 and 2004).

13.1

Rory Vein Data Verification and validation

13.1.1  Data Transcription

Survey data is manually entered and assay data electronically transferred into a master spreadsheet.  Survey data is also manually entered into a Gemcom Access database, whereas the assay data is converted to CSV files and then auto imported.  The master spreadsheet is backed up every day and the Access database is backed up at least once per week.

The author has verified analytical data quoted in this report from the 2004 exploration program with respect to the original analytical certificates.  Sperry Sun down hole survey camera shots were reread by Cusac personnel.  Field sample locations were checked through inspection of core archives.

13.1.2  Assay QA-QC

Assay results were obtained by Cusac in electronic format from ALS Chemex via their Internet based Geotrieve system.  Upon receipt of assay results, data was imported into the master spreadsheet and Gemcom database, with values for CRM's and FB's tabulated, plotted on QC control charts, and compared to a two standard deviation pass-fail tolerance criteria based on a Round Robin program conducted by the supplier, CDN Mineral Resource Laboratories Ltd. of Delta, B.C.  Seven CRM's were used with ID, means, and tolerance limits tabulated in Table 3.

Table 3. Certified Reference Materials - Means and Tolerance Limits
CRM ID	+3SD Limit	+2SD Limit	Mean	-2SD Limit	-3SD Limit
	g/tonne
CDN GS-4	3.77	3.66	3.45	3.24	3.14
CDN GS-6	10.74	10.49	9.99	9.49	9.24
CDN GS-7	5.84	5.61	5.15	4.69	4.46
CDN GS-9	1.96	1.89	1.75	1.61	1.54
CDN GS-5A	5.51	5.37	5.10	4.83	4.70
CDN GS-15	16.18	15.89	15.31	14.73	14.44
CDN GS-20	21.61	21.27	20.60	19.93	19.60

13.1.3   Standards and Duplicates Performance

CRM values for fine fraction SMA are illustrated in Figure 15 with comparison of final SMA and RSA illustrated in Figures 16, 17, and 18.

CRM values for SMA were examined first because these assays were used in the database, then if they failed, the CRM values for RSA were examined next, if available, because they were required as part of the validation process. Most CRM values for SMA are between the +2SD tolerance limits; a smaller number of single values are at or between +2 to +3SD and -2 to -3SD; and five are outside +3SD.

The five CRM values that are outside of the +3SD tolerance limits were examined closely along with their surrounding assays because the original samples were no longer available to be re-assayed, i.e. the SMA method uses the entire sample.  Although this is a drawback of the method, SMA is superior to RSA because of the reduced nugget effect and sampling errors, which must be taken into account if re-assaying is being considered.  Because of this assays were validated by a series of steps to determine the impact of the CRM failures and acceptability.

Table Mountain Gold Property
Cusac Gold Mines Ltd.
Screen Metallic Assays vs Routine Assays (no trim)
Screen Metallic Gold Assays (g
Routine Gold Assays (g/t)
0
50
100
150
200
250
Figure 15

Table Mountain Gold Property
Cusac Gold Mines Ltd.
Screen Metallic Assays vs Routine Assays (40 g/t trim)
Screen Metallic Gold Assays (g
Routine Gold Assays (g/t)
0
5
10
15
20
25
30
35
40
Figure 16

Table Mountain Gold Property
Cusac Gold Mines Ltd.
Screen Metallic Assays vs Routine Assays (5 g/t trim)
Screen Metallic Gold Assays (g
Routine Gold Assays (g/t)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
Figure 17

Validation steps are given as follows.

1. Presence of surrounding barren samples:

•

if the CRM for SMA failed; and

•

if the surrounding samples are barren;

➢

then the impact is irrelevant;

➢

therefore, assays can be used as is.

Comparison of SMA and RSA:

•

if the CRM for SMA failed;

•

if the CRM for RSA passed;

•

if RSA are similar to SMA; and

•

if coarse gold is not present as indicated by low coarse fraction weights and assays;

➢

then the amount of coarse gold is insignificant and RSA are essentially check duplicate assays;

➢

therefore, RSA support SMA, the impact is minor, and the SMA can be used as is.

2. Comparison of SMA and RSA:

•

if the CRM for SMA failed;

•

if the CRM for RSA failed;

•

if RSA are similar to SMA assays; and

•

if coarse gold is not present as indicated by low coarse fraction weights and

•

assays;

➢

then the amount of coarse gold is insignificant and RSA are essentially check duplicate assays that have also failed;

➢

then, the RSA cannot be used to support the SMA, although because both have failed the impact could be significant;

➢

therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is required, i.e. go to Point 7.

3. Comparison of SMA and RSA:

a.

if the CRM for SMA failed;

b.

if the CRM for RSA passed;

c.

if RSA are higher than the SMA; and

d.

if coarse gold is present as indicated by higher coarse fraction weights and assays;

➢

then the amount of coarse gold is significant and it is likely that there would be a high level of variation compared to the original assays when re-assaying archived samples;

➢

then, the impact will be hard to assess because of sampling errors;

➢

therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is required, i.e. go to Point 7.

4. Comparison of SMA and RSA:

a.

if CRM for SMA failed;

b.

if CRM for SMA failed;

c.

if RSA are higher than the SMA; and

d.

if coarse gold is present as indicated by higher coarse fraction weights and assays;

➢

then the amount of coarse gold is significant and it is likely that there would be a high level of variation compared to the original assays when re-assaying archived samples;

➢

then, the impact will be hard to assess because of sampling errors, although because both assays failed the impact could be significant ;

➢

therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is warranted, i.e. go to Point 7.

5. Comparison of SMA and SMA:

a.

if CRM for SMA failed;

b.

if CRM for RSA failed;

c.

if there is poor agreement between SMA and RSA; and

d.

if varying amounts of coarse gold are present as indicated by varying coarse fraction weights and assays, i.e. something has failed in the sample preparation and/or assay process;

➢

then the impact is significant;

➢

therefore, how the assays are to be used must be examined to determine if the impact is significant and re-assaying is warranted, i.e. go to Point 7.

6. Examination of how the SMA are to be used;

a.

if the assays do not carry a significant portion of the resource estimate or were not

b.

used in it, i.e. assays that are diluted substantially by adjacent lower assays and have a lower tonnage influence;

➢

then the impact will be low;

➢

therefore, assays can be used as is;

•

if the assays carry a significant portion of the resource estimate;

➢

then the impact will high;

➢

therefore, archived core samples would need to be re-assayed.

Three of the failed CRM's for SMA are below the -3SD tolerance limits (low bias) and occur within sequences of samples that are barren; hence, Criterion 1 was applied and the assays were accepted into the database as is.

Two of the failed CRM for SMA are greater than the +3SD tolerance limits (high bias) and occur within the same sequence of samples that contains a mixture of gold values.  The first of these has a CRM for RSA that passed, the surrounding assays are less than 8 g/t, and are not from the Rory Vein; hence, Criteria 1, 4, and 7 were applied and the assays were accepted into the database as is.  The second of these failures has a passed routine CRM and several high gold assays; hence, Criteria 4 and 7 were applied and the assays were accepted into the database as is because the surrounding assays are diluted substantially by adjacent barren assays, would not carry a significant portion of the resource estimate, and the impact would be minor.

13.1.4  Blank Sample Performance

Blank samples were introduced part of the way through the drilling program at the recommendation of the author following the field visit.  All blank samples returned low values indicating no incidents of contamination during sample preparation.  One sample that returned a value of 0.18 g/t suggests that there might have been a small amount of cross-contamination; however, the values immediately before it are very low.

13.1

East Bain Vein data Verification and Validation

Sketchley (2003) verified analytical data quoted in his report from the 2002 exploration program with respect to the original analytical certificates; however, actual field samples could not be verified because of the whole core sampling.

14.0

ADJACENT PROPERTIES

No information on adjacent properties is included in this report other than historical information on the chronology of exploration and mining events and general geological descriptions.

15.0

MINERAL PROCESSING AND METALLURGICAL TESTING

15.1

Metallurgical Testing

There has been no metallurgical testing of material from the East Bain or Rory Veins.  However, the Table Mountain Gold Property has a operating history and a number of different veins have been exploited.  Both the Rory and East Bain veins are located adjacent to past producing veins and the geology and mineralization are similar to the nearby veins.  Therefore, the metallurgical performance is expected to be similar to the historical experience.

15.2

Past Mill Performance

15.2.1  Recovery

Mill records from 1996 were reviewed and the results are summarized below:

Tons milled

26,864

Maximum tpd

269 for a one week period

Head grade

0.84 opt

Tailings grade

0.04 opt

Total Recovery

94.9%

Gravity recovery

39%

Flotation recovery

56%

Flotation con grade

15 to 18 opt

Flotation con quantity

2 - 3% of feed

Discussions with Cusac personnel and former mill operators support the assumption that recoveries from the various veins are similar with the exception of the Vollaug vein where the presence of carbonaceous material led to lower recoveries.  This is not a problem associated with the Rory or East Bain veins.

Over the operating history at the property (Table 4) the tailings grades have averaged 0.032 oz/ton on an annual average basis if all of the production years are included in the calculation.  If the unusually low results from 1988 and 1994 are deleted from the calculation, the average tailings grade is 0.037 oz/ton.

Table 4: Historical Mill Performance
Year	Milled	Head Grade	Mill	Recovered	Recovered Grade	Tails Grade
	Tons	oz/T Au	Recovery	oz Au
1979	31,845	0.61	95	18,500	0.58	0.029
1980	32,189	0.57	96	17,536	0.54	0.025
1981	38,245	0.37	96	13,539	0.35	0.016
1982	38,724	0.57	95	20,984	0.54	0.028
1983	69,497	0.52	94	34,099	0.49	0.029
1984	91,483	0.31	88	25,061	0.27	0.036
1985	68,835	0.31	91	19,363	0.28	0.029
1986	27,167	0.94	95	24,262	0.89	0.047
1987	95,179	0.42	92	36,847	0.39	0.033
1988	79,247	0.22	96	16,709	0.21	0.009
1994	35,258	0.45	94	15,722	0.45	0.004
1995	23,286	0.61	93	13,202	0.57	0.043
1996	26,870	0.85	95	21,729	0.81	0.041
1997	26,741	0.36	87	8,331	0.31	0.048
Totals	684,566	0.45	93	285,884		0.032

Average Tails w/o 1988 and 1994	570,061					0.037

15.2.2  Throughput

Mill operating data for short periods from 1997, 1999 and one undated August indicate similar performance to that from 1996.  There is only one 7 day period in the data reviewed when the mill through put exceeded 150 tpd.  This is the week of April 14, 1996 when 269 tpd were milled over the 7 day period.  Recovery and concentrate grades for this period are similar to periods with lower throughput.  It is assumed that the mill throughput has been limited by the mine output leading to relatively low throughput compared to the rated mill capacity

Previous plant operators have reported that the mill ran well at 12.5 wtph which would be about 288 tpd based on 4% moisture in the feed.  The application of a 97% mill availability factor gives a throughput rate of 280 tpd.  Further discussions with former site mill operators indicate the potential to increase throughput with simple changes such as changing the grinding ball size or changes to the feed conveyor belt speed.

15.3

Projected Metallurgical Performance

Based upon the past performance of the mill and the assumption that the Rory and East Bain ores will respond to treatment as previous ores the expected mill performance is shown below.

Tons milled per day

280

Head grade

0.49 opt (diluted average grade)

Tailings grade

0.035 opt (assumed mill performance)

Total Recovery

92.9% (calculated from head and tails grades)

Au recovery to Gravity

37.1% (40% of total gold recovery)

Flotation recovery

55.7% (60% of total gold recovery)

Flotation con grade

15 opt

15.4

Processing

15.4.1  Mill Flowsheet

Ore will be processed in the existing 300 ton per day capacity plant.  The existing flowsheet is show in Figure 19.  The process facilities are a single steel clad building which also houses the power house.

The plant has a crushing circuit with a coarse ore bin, 20" by 30" jaw crusher, 6' by 12' screen, 400 ton fine ore bin and 3' standard cone crusher.  Ore is typically crushed to pass a 3/8" screen.  The jaw crusher is fed directly from the coarse ore bin with no grizzly ahead of the jaw crusher to eliminate the fines fed to the crusher.  There is a grizzly at the dump for the coarse ore bin to keep oversize rocks out of the crusher circuit.

The grinding circuit consists of a 9' diameter by 10' long, 400 hp ball mill with cyclones for sizing and a jig on the cyclone underflow.  The typical grind is 65 % minus 200 mesh.  The jig concentrate is upgraded on a shaker table in a batch operation.  Previously the jig concentrate was then sent to a refinery.

From the grinding circuit the ore is pumped to a bank of 8 flotation cells.  The concentrate is filtered in a twin disk filter and dried in a rotary drum drier.  The dry concentrate is then bagged in 2 tonne bags for shipment to a smelter.   Flotation tails are pumped to the tailings impoundment.

15.4.2  Plant Restart and Modifications

The mill was visited as part of the January 2005 site visit.  The process facilities remain intact.  There will be clean up required and some repair of timbers in the coarse ore bin.  The mill liners have been removed and will need to be replaced.  Undoubtedly there will be a number of pump seals, drive belts, and pipelines to be repaired, but a previous mill operator did not note any major items which required attention.

A review of the mill flow sheet and operation is proposed using an experienced metallurgist/mill superintendent, first during the mill rehabilitation phase to assist in getting the appropriate maintenance work completed, and then for a short while at the start of operations to assist in optimizing the mill operation and increasing the throughput while attaining or surpassing the forecast tailings grade.

A small smelting furnace should be installed for the production of dore from the gravity concentrate to reduce the sampling uncertainties associated with concentrates and to reduce the offsite refining fees.  This would also make a more saleable product, as dore is readily saleable at a number of refineries.

15.5

Assay Laboratory

The assay lab and sample preparation facilities are located in a small building near but separate from the mill.  The lab is equipped for fire assaying with a gravity finish.  A new microbalance, a lab scale, and lab supplies will be required as well as clean up of the facilities.  The assay lab will need to be operational before any of the mine development encounters the ore zone.

R.O.M.
GRIZZLEY 15" WIDE OPENINGS
100 TON (LIVE LOAD) COARSE ORE BIN
APRON FEEDER
JAW CRUSHER 20" X 30"
3' STANDARD CONE CRUSHER
CRUSHER LUBE SYSTEM
VIBRATING SCREEN
400 TON (LIVE LOAD) FINE ORE BIN (METAL)
24" BELT CONVEYOR
BELT SCALE
36" BELT FEEDER DC DRIVE
MAGNET
24" BELT CONVEYOR
DUST FROM SCREEN DISCHARGE & CONE CRUSHING
TO ATMOSPHERE
DUST COLLECTOR WET TYPE
2-10" CYCLONES
HEAD TANK FOR JIG
DUPLEX JIG
O/FLOW
FRESH WATER
TO LAB
TAILING DAM WATER RECLAIM
TO PROCESS
HIGH WATER TANK
5'DIA x 10' BALL MILL SYNCHRONOUS MOTOR
TROMMEL SCREEN
TABLE FEED HOPPER
SHAKING TABLE
CONCENTRATE TO DRYING OVEN
FINAL CONCENTRATE
DOUBLE LAUNDER FOR CLEANER & RECLEANER
PUMP BOX (CYCLONE FEED)
1½" SUMP PUMP
BALL MILL OIL LUBE SYSTEM
SRL-C PUMPS
SPRAY WATER
SEAL WATER
CLARKSON FEEDER
TO ATMOSPHERE
3" SUMP PUMP
CLARKSON FEEDERS
TO FLOTATION CELLS
SEAL WATER
2 STAGE VACUUM PUMP
CLEAN WATER
DIRTY WATER
TO BALL MILL PUMP BOX
SPARE
TO FLOTATION CELLS
XANTHATE DAY TANK
O/FLOW
FLOTATION CELL BLOWER
AUTOMATIC SAMPLER
FILTER HEAD TANK
COMPRESSOR
RECEIVER
DISC FILTER
O/FLOW
SIMPLEX DIAPHRAGM PUMP
SPRAY WATER
SRL PUMP
THICKENER
FILTER FEED STOCK TANK
AGITATOR
TRANSFER PUMP
XANTHATE MIX TANK
TO PROCESS
TO TAILS
SRL-C PUMP & SPARE
TAILINGS PUMP BOX
MIXER
TO FILTER HEAD TANK THICKENER
FLOCC. FEED PUMP
FLOCC. MIX TANK
FILTRATE RECEIVER TANK & PUMP
2" x 2" SLR PUMP WITH MECHANICAL GLAND & DC DRIVE
1½" SUMP PUMP
LEGEND
S.D.T. PER HR
US GPM PULP
C.F.M. PULP
US GPM WATER
% SOLIDS
S.G. SOLIDS

REFERENCE	TRANSMITTALS	K&V DESIGN SERVICES LTD.

client: ~~ERICKSON GOLD MINING CORP.~~

project: 300 TPD

area: MILL

title: PROCESS FLOWSHEET

drawing: FL-1

Figure 19. Process Flow Sheet

15.6

Tailings Storage Facility

15.6.1  Facility Description

There are two tailings storage facilities ("TSF") at the site.  TSF1 was the original facility and is no longer in active use.  Plans exist for the closure of TSF1 but there is also the possibility that the tailings could be treated in the future for the recovery of the remaining gold.

TSF2 and TSF3 are the active sites and are adjacent to one another.  The sites are located about 500 m northeast of the mill.  A plan of the current TSF is shown in Figure 20.  TSF2 was built in two stages with the design and construction review by Knight Piesold.  Phase 1 of TSF2 was constructed in late 1993 and phase 2 done in the spring of 1996.  TSF2 contains about 112,000 tons of tailings at this time and there is some space remaining for additional tailings deposition.  Knight Piesold inspected the facility in 2002 and outlined some work to be under taken including an upgrade to the spillway that may provide additional storage space in TSF2.

The specific recommendations made by Knight Piesold were:

1)

A survey of the crest should be carried out to determine the minimum freeboard measured from the spillway sill elevation. Low spots should be raised to create a level crest.

2)

The existing pipe spillway makes very little contribution to the water  management due to its low capacity. This is not a concern as there is sufficient storage in the facility to temporarily store an extreme event.

3)

Thought should be given to removing the pipe spillway and possibly using it for the Phase 3 storage area. Consideration should be given to the construction of a spillway channel in native ground in the south abutment. The spillway should be designed for a specified flood peak flow.

4)

Upgrading the spillway for Phases 1 and 2 will provide additional storage for tailings in addition to that available in Phase 3

5)

The facility is in acceptable condition to receive tailings once the mill is recommissioned.

In the fall of 1997 TSF3 was built.  It is immediately adjacent to TSF2.  TSF3 is noted by Knight Piesold in their 2002 inspection as ready to receive tailings.  It is essentially empty.

15.6.2  Remaining Tailings Capacity

Volume estimates were completed by Cusac on TSF3 and TSF2.  The volume of TSF3 was estimated to be 21,000 m3 to the crest with a surface area of 4,400 m2 at the top.  Therefore, allowing for 1 m freeboard there is a tailings capacity of 16,600 m3.  At 1.7 tons per m3 this would provide space for 28,000 tons of tailings.

The surface of the tailings in TF2 was surveyed in 2004 employing RTK Differential GPS.  This data and existing survey data for the dam permitted the calculation of the volume between a plane 1m lower than the crest of the dam (1 m freeboard) and a plane representing the current top of the existing tailings.  The volume was estimated to be 18,600m3. This represents capacity for approximately 30,000 tons of tailings in TSF2.

The combined storage capacity remaining is then 58,000 tons, which is more than required for the current mineral reserve.

15.6.3  Items to be addressed

The MEM have notified Cusac of certain items that MEM feels need to be addressed in advance of reactivation of the tailings facilities.  The items noted by MEM are:

•

TSF#1 should not be used for tailings and the closure of TSF#1 should proceed as described in report by Knight Piesold

•

TSF#2 should not be used until the consultants' recommendations from the 2002 inspection report are satisfactorily addressed.  This includes a survey of the dam crest, filling low spots on the crest and checking the decant/spillway capacity for a 1:200 year design flood event.

•

An Operation, Maintenance and Surveillance manual is required for the facility

It is recommended that Cusac respond to MEM and prepare the necessary manual before restarting the mill.

Figure 20: Tailings Storage Facility

61 600 E
61 800 E
62 000 E
62 200 E
66 800 N
66 600 N
McDame Lake
Bunkhouse
Rec Room
Kitchen
Office
Mill
Future single point discharge for Tailings
NORTHWEST EMBANKMENT
NORTHEAST EMBANKMENT
SOUTHEAST EMBANKMENT
PHASE 3 (1997 Expansion)
Crest El. 943.7 m (approx.)
Left available for tailings storage during future operation and closed under a future closure plan
300 mm Decant Pipe (to be removed)
Existing Tailings El. 942.5 m (approx.)
Water on top of tailings
PHASE 1/2
Crest El. 943.7 m (approx.)
This area to be closed under this closure plan
Phase 1/2 Tailings Discharge Point
Existing Tailings pipeline (currently not operating)
N

NOTES

1. Layout provided by Cusac Gold Mines Ltd.
2. Contours approximate only.
3. No topo available on the tailings beach. Contours of this to be included in Final Closure Plan.

Scale 25 0 25 50 75 100 125 m

CUSAC GOLD MINES LTD.		
TABLE MOUNTAIN MINE		
PRELIMINARY CLOSURE PLAN TAILINGS FACILITY #2 EXISTING ARRANGEMENT		
PROJECT/ASSIGNMENT NO. VA101-81/2	REF. NO. 1	REV. 0
Knight Piésold CONSULTING	FIGURE 3.2	

REV. 0 ISSUED FOR PRELIMINARY CLOSURE REPORT

16.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Data compilation and resource estimation work were completed in-house with checking and compilation done by Sketchley (2003 and 2004).

16.1

Rory Vein Mineral Resource Estimate

Data compilation and resource estimation work were completed in-house by Mike Glover and Lesley Hunt with checking and compilation done by Sketchley, (2004).  Resource estimates were calculated using a polygonal method with a radius of influence of 15 m, although in most cases intersecting polygons have reduced the block radii to around 12 m.  Calculation checks were done on vein width and grade; block area, volume, and tonnage; and gold content.

Except for Block 04MM-04, polygonal resource blocks with mineable gold grades form a contiguous group along the lower portion of the vein adjacent to the Black Breccia Fault.  An Indicated Mineral Resource classification was assigned to these blocks because geological and grade continuity can be reasonably assumed, i.e. blocks comprise proximal gold-bearing quartz vein material of similar strike, dip, tenor, and nature.  Block 04MM-04 occurs by itself and is not contiguous with the remaining resource blocks; therefore, it was assigned an Inferred Mineral Resource classification.

The tabulated Mineral Resource Estimates with uncut assays and assays capped at 68.57 g/tonne (2 oz/ton), is tabulated in Table 5 with a longitudinal cross section of resource blocks illustrated in Figure 21.  The specific gravity used for all calculations is 2.95 tons per cubic metre, which is equal to 2.65 tonnes per cubic metre.  This is a historical value that was validated by the author using four samples from the Rory Vein, which returned a mean value of 2.67.  For reference purposes, the definitions of Inferred, Indicated, and Measured Mineral Resources are given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Inferred Mineral Resource

An "Inferred Mineral Resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An "Indicated Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and  grade continuity to be reasonably assumed.

Measured Mineral Resource

A "Measured Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable, exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Table 5. Rory Vein Mineral Resource Estimate Capped @ 68.57 g/tonne = 2 oz/ton SG = 2.65 tonnes/cubic metre or 2.95 tons/cubic metre
Block Number	Au oz/ton	Au Cap oz/ton	Width metres	Tons	No Cap oz	Capped oz
Indicated Mineral Resource
01	0.220	0.220	1.21	798	176	176
14	1.190	0.710	1.86	1,740	2,071	1,236
18	0.220	0.220	1.69	1,164	256	256
19	0.460	0.460	2.29	2,340	1,076	1,076
21	0.200	0.200	3.47	3,291	658	658
22	0.380	0.360	7.17	3,244	1,233	1,168
29	0.160	0.160	4.19	3,885	622	622
30	0.160	0.160	2.26	3,697	592	592
35	1.300	1.100	2.06	1,840	2,392	2,024
Inferred Mineral Resource

04	0.450	0.330	1.99	2,093	942	691
Imperial
Total Indicated Mineral Resource (uncapped) =				22,000 tons @ 0.413 oz/ton (9,075 oz)
Total Inferred Mineral Resource (uncapped) =				2,093 tons @ 0.450 oz/ton (942 oz)

Total Indicated Mineral Resource (capped) =				22,000 tons @ 0.355 oz/ton (7,807 oz)
Total Inferred Mineral Resource (capped) =				2,093 tons @ 0.330 oz/ton (691 oz)

Metric
Total Indicated Mineral Resource (uncapped) =				19,958 tonnes @ 14.16 g/tonne
Total Inferred Mineral Resource (uncapped) =				1,899 tonnes @ 15.43 g/tonne

Total Indicated Mineral Resource (capped) =				19,958 tonnes @ 12.17 g/tonne
Total Inferred Mineral Resource (capped) =				1,899 tonnes @ 11.31 g/tonne

0.0 E
50.0m
50.0m
TONNAGE: 3,942
THICKNESS: 1.58
AU: 0.016
HOLE-ID: 04MM-08
TONNAGE: 7,588
THICKNESS: 2.68
AU: 0.065
HOLE-ID: 04MM-23
TONNAGE: 5,545
THICKNESS: 2.37
AU: 0.038
HOLE-ID: 04MM-02
TONNAGE: 2,909
THICKNESS: 4.66
AU: 0.033
HOLE-ID: 04MM-05
TONNAGE: 2,093
THICKNESS: 1.99
AU: 0.449
HOLE-ID: 04MM-04
TONNAGE: 13,819
THICKNESS: 8.00
AU: 0.022
HOLE-ID: 04MM-26
TONNAGE: 2,317
THICKNESS: 2.13
AU: 0.018
HOLE-ID: 04MM-25
TONNAGE: 630
THICKNESS: 0.68
AU: 0.002
HOLE-ID: 04MM-31
TONNAGE: 3,479
THICKNESS: 1.61
AU: 0.024
HOLE-ID: 04MM-15
TONNAGE: 1,164
THICKNESS: 1.69
AU: 0.224
HOLE-ID: 04MM-18
0.0
0.0
TONNAGE: 3,499
THICKNESS: 5.10
AU: 0.026
HOLE-ID: 04MM-24
TONNAGE: 27
THICKNESS: 1.35
AU: 0.003
HOLE-ID: 04MM-06
TONNAGE: 1,498
THICKNESS: 1.66
AU: 0.046
HOLE-ID: 04MM-20
TONNAGE: 3,244
THICKNESS: 7.17
AU: 0.379
HOLE-ID: 04MM-22
TONNAGE: 1,840
THICKNESS: 2.06
AU: 1.298
HOLE-ID: 04MM-33
TONNAGE: 1,633
THICKNESS: 1.06
AU: 0.005
HOLE-ID: 04MM-28
TONNAGE: 3,291
THICKNESS: 3.47
AU: 0.203
HOLE-ID: 04MM-21
TONNAGE: 798
THICKNESS: 1.21
AU: 0.215
HOLE-ID: 04MM-01
TONNAGE: 867
THICKNESS: 1.39
AU: 0.026
HOLE-ID: 04MM-17
TONNAGE: 1,740
THICKNESS: 1.86
AU: 1.193
HOLE-ID: 04MM-14
TONNAGE: 2,340
THICKNESS: 2.29
AU: 0.463
HOLE-ID: 04MM-19
TONNAGE: 3,885
THICKNESS: 4.19
AU: 0.155
HOLE-ID: 04MM-29
TONNAGE: 3,697
THICKNESS: 2.26
AU: 0.159
HOLE-ID: 04MM-30
-50.0m
-50.0m
0.0 E

Figure 21. Rory Vein – Longitudinal section with mineral resources blocks (looking west).

16.2

Rory Vein Mineral Reserve

16.2.1  Cut off grade

A cut off grade analysis for the Rory and East Bain veins was compiled using the assumptions in the economic models.  The analysis is shown below in Table 6.

Table 6: Cut Off Grade Estimate
	Cost per ton
	Rory Vein	Rory Vein Incremental	East Bain Vein
Mining costs	86.6	20.0	57.2
Ore haul	2.3	2.3	4.6
Mill	19.0	19.0	19.0
Overheads	46.6	29.0	46.6
Total cost per ton	154.5	61.3	135.4
Gold price ($CDN/oz)	535	535	535
Gold recovery	92.4%	82.5%	93%
CUT OFF GRADE (oz/ton)	0.31	0.14	0.27

Based on this cut off grade analysis there were several blocks in the Rory mineral resource that did not meet the total cost cut off grade.  An incremental cost estimate was prepared as a review of the layout and longitudinal section indicates that these blocks will be mined for efficient extraction of the reserve.  Furthermore, the development necessary to extract this material will be in place for the higher grade blocks.

All of the East Bain mineral resource blocks are above the cut off grade

16.2.2  Mineral Reserve Estimates

The mineral reserve estimates are based on shrinkage stoping methods.  Stope layouts were developed from the longitudinal sections and development layouts were generated with access from existing workings.  From the indicated mineral resources the probable mineral reserve estimate was compiled by reviewing the individual drill hole intercepts and selecting the highest contiguous grade portions.  The 2 oz/ton capping was used for the mineral reserve estimate.  A minimum mining width of 1.5 m was used and 10% mining dilution at zero grade was added to calculate the mineral reserve.  The thickness of the mineral reserve blocks varies compared to the mineral resource blocks but the polygonal area from the resource estimate was used in the mineral reserve estimate.  The mining plans are consistent with selective small scale mining

For reference the definition of a mineral reserve and probable mineral reserve are included below:

"A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified."

16.2.3  Rory Vein Mineral Reserves

There are several individual blocks within the Rory mineral reserve that are below the overall cutoff grade included in the stope plan and in the mineral reserve.  Block 04MM-01 was included as it connects two areas which will be mined.  Block 04MM-18 was included partially for access to other blocks but also because the drill hole does have two samples in excess of 0.45 oz/t.  Blocks 04MM-29 and 04MM-30 were included in the stope outline as the drill holes contain samples over 0.45 oz/ton and provide a reasonable starting point for the stope undercut.

The blocks that do not exceed the overall cut off grade do exceed the incremental cut off grade based on them carrying their mining, ore haulage, processing and the maintenance portion of the overhead costs.  Therefore, these blocks have been incorporated into the probable mineral reserve.

The mineral reserve is shown in Table 7.  All of the mineral reserves are probable mineral reserves.  No inferred resources were included in the estimation of the mineral reserves.  The probable mineral reserve at the Rory Vein is 16,000 tons grading 0.46 oz/ton and containing 7,360 ounces of gold.  For the mineral reserve statement the tons and grade were multiplied to generate the contained ounces in the mineral reserve.

Table 7. Rory Vein Mineral Reserve Estimate
Block Number	Au Cap oz/ton	Width metres (before 10% dilution)	Tons	Capped Oz
Probable Mineral Reserve
04MM-18	0.224	1.50	1136	254
04MM-01	0.154	1.50	1089	168
04MM-33	1.000	2.06	2024	2024
04MM-19	0.418	2.29	2574	1076
04MM-14	0.745	1.59	1636	1220
04MM-29	0.239	1.50	1530	366
04MM-30	0.182	1.70	3059	556
04MM-22	0.836	2.73	1359	1136
04MM-21	0.364	1.76	1836	668

Total	0.46		16,243	7,468
Rounded	0.46		16,000	7,360
Imperial
Total Probable Mineral Reserve (capped) =			16,000 tons @ 0.46 oz/ton (7,360 oz)
Contained ounces based on tons times grade

Metric
Total Probable Mineral Reserve (capped) =			14,500 tonnes at 15.7 g/t (236.6 kg)

Assumptions: 1.5 m minimum width plus 10% dilution 2 oz/ton cap, $CDN 535 per oz gold price, Cut off grade of 0.31 oz/ton, 2.95 tons per cubic meter small scale shrinkage stoping

16.3

East Bain Vein Mineral Resource

Data compilation and resource estimation work were completed in-house with checking and compilation done by Sketchley (2003).

16.3.1  Historical Background

The 2002 exploration program was conducted to explore and further define the East Bain Vein, which was discovered and defined by diamond drilling from 1989 to 1991 (Westervelt 1993, Glover 2002a, Fitzpatrick and Glover 2003).  This initial work resulted in a Drill Indicated

Probable Reserve estimates of 34,741 tons grading 0.687 oz/ton (0.502 oz/ton Au cut to 2 oz/ton) totalling 23,881 ounces (17,423 ounces Au cut to 2 oz/ton) for the West Bain Vein, and a Drill Possible Reserve estimate of 22,120 tons grading 0.565 oz/ton Au (no cut required), totalling 12,498 ounces Au for the East Bain Vein (Westervelt 1993).  Both of these estimates are historical in nature and regarded as an order-of-magnitude because they do not follow the CIM Standards on Mineral Resources and Reserves (2000).  Additional drilling was conducted on the West Bain Vein during 1993, which confirmed the initial estimate, and it was subsequently mined from 1993 to 1995 with production of 60,000 tons grading 0.4 oz/ton Au, totalling 24,000 ounces compared to the original estimate of 23,881 ounces uncut or 17,423 ounces cut.  It is noteworthy that although there was a large increase in tonnage and a lower grade, a similar number of ounces were obtained, which is primarily related to mining dilution.

16.3.2  Mineral Resource Estimate

The 2002 exploration program comprised eleven drill holes, four of which intersected the East Bain Vein, confirming previous work, whereas the remaining drill holes, which were targeted at extending the known resources, failed to do so.  Data from the four new drill holes were compiled with the historical data (Westervelt 1993), excluding one of the original drill holes used by Westervelt (1993), and an updated mineral resource estimate was completed under the supervision of Professional Engineer K.P. Fitzpatrick (Fitzpatrick and Glover 2003).

The resource estimate was calculated using a polygonal method, which has been historically used for narrow gold-bearing high-grade quartz vein systems on the Table Mountain Gold Property.  Two estimates were completed, one with uncut assays and one with assays cut to 2 oz/ton, which is a historical cutting factor  The updated resource estimate comprises Blocks 02BG-02, 02BG-03, 02BG-04, and 02BG-06, based on new drill-hole data, and Blocks 90-340, 90-357, 90-359, 0.264/0.2, 91-371, and 90-373, based on historical drill-hole data (Figures 22 and 23).  Except for Block 02BG-02, these resource blocks form a contiguous group that are ordered from west to east as follows: 02BG-04, 91-373, 90.357, 02BG-06, 91-371, 0.264/0.2, 02BG-03, 90-340, and 90-359.  Block 02BG-02 at the western end of the vein is a small fault-bounded wedge based on a single drill hole.  The final tabulation excluded Block 0.264/0.2, which is based on a historical drill hole, because it was considered sub-ore grade.  The specific gravity used for all calculations is 2.95 tons per cubic metre, which is equal to 2.67 tonnes per cubic metre, a historical value.

The author reviewed the updated estimate, which was classified as a "Drill Indicated Resource" by Fitzpatrick and Glover (2003), and is of the opinion that it must be re-classified to conform to the CIM Standards on Mineral Resources and Reserves (2000).  Block 02BG-02 is reclassified as inferred because geological and grade continuity cannot be assumed, i.e. it is not contiguous with the rest of the resource blocks, and it is based on a single drill hole whose assays cannot be validated.  The remaining blocks remain in same confidence category; however, the nomenclature has been changed to an Indicated Mineral Resource to conform to the CIM Standards on Mineral Resources and Reserves (2000).  The Indicated classification is retained because geological and grade continuity can be reasonably assumed, i.e. the blocks are contiguous and each is based on proximal gold-bearing quartz veins of similar strike, dip, and nature, and historical assay data have been validated by new assay data of similar tenor in adjacent blocks and supported by multiple documented occurrences of visible gold.  The re-

classified Mineral Resource Estimate is given in Table 8.  Block 02BG-06 was excluded from the tabulation because it is sub-ore grade, i.e. 0.06 oz/ton, which maintains consistency with the original updated estimate where a sub-ore grade block was excluded.

For reference purposes, the definitions of Inferred Mineral Resources and Indicated Mineral Resources are given as follows (CIM Standards on Mineral Resources and Reserves 2000).

Inferred Mineral Resource

An "Inferred Mineral Resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An "Indicated Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Figure 22.  East and West Bain Vein Longitudinal Section.

Figure 23. East Bain Vein Mineral Resource and Reserve Blocks (with uncut gold grades and length of intersection).

Table 8. East Bain Vein Resource Calculation Summary
Block Number	Resource Category	Au oz/ton	Au Cut oz/ton	Core Width	Core Angle	True Width	Tons	Uncut Ounces	Cut Ounces
02BG-02	Inferred	5.190	2.000	0.60	80	0.59	1276	6622	2552
02BG-03	Indicated	0.380	0.380	2.60	85	2.59	4271	1623	1623
02BG-04	Indicated	0.554	0.554	0.90	90	0.90	4362	2417	2417
90-340	Indicated	1.520	0.769	1.45	75	1.40	2066	3140	1590
90-357	Indicated	0.660	0.660	1.70	80	1.67	2944	1943	1943
90-359	Indicated	1.930	0.862	1.40	75	1.35	1384	2672	1194
91-371	Indicated	0.410	0.410	2.00	80	1.97	5061	2075	2075
91-373	Indicated	1.490	1.490	1.50	75	1.45	2069	3082	3082

Total Indicated Mineral Resource (uncut) =				22,157 tons @ 0.77 oz/ton (16,952 oz)
Total Indicated Mineral Resource (cut) =				22,157 tons @ 0.63 oz/ton (13,923 oz)

Total Inferred Mineral Resource (uncut) =				1,276 tons @ 5.19 oz/ton (6,622 oz)
Total Inferred Mineral Resource (cut) =				1,276 tons @ 2.00 oz/ton (2,552 oz)

Notes. - Cutting factor of 2 ounces per short ton. - Gold grade in ounces per short ton. - Core width in metres. - Specific gravity in tons per cubic metre.

1.4

East Bain Vein Mineral Reserve

The East Bain ore reserves were generated in the same fashion as for the Rory Vein and using cut off grades as described in Section 16.2.1.  The cut off grade estimated for the East Bain vein was 0.27 oz/ton based on a gold price of $CDN 535 per ounce.

The mineral reserve estimates are based on shrinkage stoping methods.  Stope layouts were developed from the longitudinal sections and development layouts were generated with access from existing workings.  All of the individual drill hole intercepts were above the cut off grade and were included in the mineral reserve estimate in their entirety.  The 2 oz/ton capping was used for the mineral reserve estimate.  A minimum mining width of 1.5 m was used and 10% mining dilution at zero grade was added to calculate the mineral reserve.  The thickness of the mineral reserve blocks varies compared to the mineral resource blocks but the polygonal area from the resource estimate was used in the mineral reserve estimate.  The mining plans are consistent with selective small scale mining practice.

The inferred mineral resources were excluded from consideration in the mineral reserve estimate.

The probable mineral reserve is shown in Table 9.  The probable mineral reserve at the East Bain vein is 28,000 tons at 0.50 oz/ton and containing 14,000 ounces of gold.

Table 9. East Bain Vein Mineral Reserve Estimate
Block Number	Reserve Category	Au Capped oz/ton	True Width (m)	Tons	Capped Ounces

02BG-03	Probable	0.345	2.59	4698	1623
02BG-04	Probable	0.302	1.50	7997	2417
90-340	Probable	0.652	1.50	2434	1588
90-357	Probable	0.600	1.67	3230	1938
90-359	Probable	0.705	1.50	1689	1191
91-371	Probable	0.373	1.97	5568	2075
91-373	Probable	1.309	1.50	2356	3085
Total		0.498		27,972	13,917
Rounded	Probable	0.50		28,000	14,000
Imperial
Total Probable Mineral Reserve (capped) = Contained ounces based on tons times grade				28,000 tons @ 0.50 oz/ton (14,000 oz)

Metric
Total Probable Mineral Reserve (capped)				25,500 tonnes @ 17.1 g/t (450.1 kg)

Assumptions: 1.5 m minimum width plus 10% dilution, 2 oz/ton cap, $CDN 535 per oz gold price, Cut off grade of 0.27 oz/ton, 2.95 tons per cubic meter, small scale shrinkage stoping.

17.0

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

17.1

Production Plans

The information covered in this section is taken from a Preliminary Feasibility Study completed on the Rory and East Bain veins.

17.2

Mining Operations

17.2.1

Rory Vein Mining

The Rory Vein will be mined by shrinkage stoping using mechanized equipment for mucking and rail haulage to move the ore from the stope to the portal.  The vein will be mined as a single stope.  The bottom of the stope will be accessed from the 14 level though the development of a trackless access ramp and a tracked haulage cross cut.  A raise will be driven to a cross cut on the 21 level to provide access for services, an escape way and ventilation.

A conventional slusher drift undercut will be driven at the base of the ore along with a parallel ore extraction drift.  A series of close spaced drawpoints will be developed from the ore extraction drift to the undercut.

Stoping will be done using stopers and drilling 8 foot vertical holes.  Each shift will include drilling, mucking of the swell and blasting.  Ore will be drawn from the drawpoints to provide space for the blasting.

A plan showing an overview of the Rory Vein development is included in Figure 24 and a more detailed view of the Rory Vein development is shown in Figure 25.

Ore will be hauled from the drawpoints to the ore pass by LHD.  The ore will then be loaded into an ore train and hauled to surface.  At surface the ore will be loaded into a surface haul truck for transport to the mill.  When drilling is complete the stope will be mucked out as quickly as possible

Mine waste will be removed by rail cars and placed in a rock dump near the 14 portal.

Electrical power will be provided either via the existing power line or by a small generator that would be located at the portal.

Ventilation will be provided by mechanical ventilation fans and ducting to intake air at the 14 portal and exhausting the air through the stope and up the access raise to the 21 level.

While the stope is being blasted the only ore available will be the swell from the blasting and the planned production rate from mucking the swell is 100 to 200 tpd.  Then when all the ore is blasted the planned production rate for broken ore will be about 600 tpd.  Ore will be stockpiled before mill startup so that continuous mill production can be maintained.

The development to the stope is forecast to take 2 weeks for drift rehabilitation and 2 months of development.  Stope production then continues for a further 6 weeks. The inferred block of mineral resources has not been included in the production estimate.  However this area will be explored in the course of mining to determine if there is additional ore that can be recovered.

14 Level Portal
21 Level Portal
Rory Vein and
Proposed Workings
0m
100m
200m
61400.0X
61600.0X
61800.0X
Cusac Gold Mines Ltd.
Rory Project
Mine Development Schematic
Existing 14 Level Development
Existing 21 Level Development
Proposed Rory Development
Resource Panels

Figure 24 Rory Vein Plan Overview

14 Level
22m Manway and Orepass
21 Level
64800.0Y
108m 3x3 Crosscut (14L)
Rory Vein and Proposed Workings
64750.0Y
0m
50m
60m 3x3 Crosscut (21L)
39m 2.4x2.4 Drift (21L)
162m 2.8x3.6 Incline
64700.0Y
160m 2.1x1.5 Sub Drift
61750.0X
61800.0X
61850.0X
Cusac Gold Mines Ltd.
Rory Project
Mine Development Schematic
Existing 14 Level Development
Existing 21 Level Development
Proposed Rory Development
Resource Panels

Figure 25 Rory Vein Plan Detailed

17.2.2

East Bain Mining

The East Bain Vein will be mined by shrinkage stoping using mechanized equipment for development, mucking and haulage of ore from the stope to the portal.  The vein will be mined from 2 stopes.  The bottom of the stopes will be accessed from the bottom of a decline driven from existing workings.  A raise will be driven to surface to provide an escape way and ventilation.  A plan of the mining development is shown in Figures 26 and 27.

A conventional slusher drift undercut will be driven at the base of the ore along with a parallel ore extraction drift.  The undercut will be driven at a +10% grade to follow the base of the ore as interpreted from the drilling.  A series of close spaced drawpoints will be developed from the ore extraction drift.

Stoping will be done using stopers and drilling 8' vertical holes.  Each shift will include drilling, mucking of the swell and blasting.  Ore will be drawn from the drawpoints to provide space for the blasting.  The ore will be loaded in to trucks and hauled up the decline to surface.

The existing decline will be rehabilitated and slashed as necessary to permit use of 13-ton haulage trucks.  The sill drift will be driven with a slusher to minimize dilution.  A raise to surface will be driven to provide ventilation and a second access.  Ore will be hauled from the drawpoints to a truck loading location by LHD.  The ore will then be hauled to surface by truck and dumped in a stockpile at the portal.  At surface the ore will be loaded into a surface haul truck for transport to the mill.

Mine waste will be removed by LHD and haul truck and placed in a rock dump near the East Bain portal.

Electrical power will be provided either via the existing power line or by a small generator which would be located at the portal.

Ventilation will be provided by mechanical ventilation fans and ducting to intake air down the decline to the stope.

While the stope is being blasted the only ore available will be the swell from the blasting.  This is forecast to provide up to 270 tpd.  When all the ore is broken the planned production rate from mucking the swell is about 650 tpd.  The rehabilitation is forecast to take 2 weeks and the stope development is forecast to take 3 ½ months.  Ore production will then continue for 2 months.

The inferred block of mineral resources was not included in the production estimate.  However this area will be explored in the course of mining to determine if there is additional ore that can be recovered from that area.

17.2.3

Dilution

A minimum width of 1.5 m has been used for the stoping.  At the undercut level the minimum width will be attained by developing the undercut as a slusher drift.

In addition to the minimum width a mining dilution of 10% at zero grade is included in the calculations.  This 10% dilution accounts for variations in the vein thickness and orientation to which the mining can not exactly respond.  Close regular grade control will be utilized to ensure that the best grades are attained.  Drilling limits for the sides will be marked by a geologist.  The on site assay lab will provide assay data to aid in the stope grade control.

17.2.4  Manpower

The planned mining and processing project will be carried with a small versatile crew and minimal management and administration personnel.  This is the appropriate approach based upon the short duration of the project.

Mine manpower requirements have been developed based on the estimated productivity for development and production activities plus estimates for service, maintenance and supervisory personnel.

The mill manpower requirements are based on the minimum needs for a small plant.  An overhead category has been utilized to include the administration and surface maintenance personnel.  The manpower requirements are outlined in Table 10.

Table 10: Manpower Summary
Area	Day 1 to 42	Day 43 to 70	Day 71 to 180	Day 181 to 228
Administration	5	5	5	2
Services & Maintenance	8	7	7	6
Camp	4	4	4	2
Mine	21	22	12	-
Mill	-	-	2	7

Total	38	38	30	17

N
65m Exploration Decline: 3.7m X 2.7m @ -15%
East 1
164m Sill Drift: 2.5m X 2.5m @ +10.7%
East 3
East 2
169m Incline: 4.3m X 3m @ +10.7%
390m Decline: 4.3m X 3m @ -15%
144m Ventilation Raise: 1.8m X 1.5m @ +50 deg.
0
50m
100m
Bain Portal
Cusac Gold Mines Ltd.
East Bain Project
Mine Development Schematic
Existing West Bain Workings
Proposed East Bain Workings
Resource Panels

Figure 26: East Bain Vein Plan Overview

Drawpoints 3.0m X 2.5m 10.0m O/C
164m Sill Drift: 2.5m X 2.5m @ +10.7%
Timbered Manway
Timbered Manway
Timbered Manway
East 1
East 2
East 3
169m Incline: 4.3m X 3m @ +10.7%
65m Exploration Decline: 3.7m X 2.7m @ -15%
Truck Turnaround
Sump: 6m X 3m X 3m @ -20%
Slash Back for Truck Loading
144m Ventilation Raise: 1.8m X 1.5m @ +50 deg.
Remuck: 8m X 3m X 3m
Sump: 6m X 3m X 3m @ -20%
390m Decline: 4.3m X 3m @ -15%
0
50m
100m
Cusac Gold Mines Ltd.
East Bain Project
Mine Development Schematic
Proposed East Bain Workings
Resource Panels

Figure 27: East Bain Vein Plan Detailed

17.3

Recoverability

The metal recovery and mineral processing are covered in Section 15 of this report.  There has been no metallurgical testing of material from the East Bain or Rory Veins.  However, in both cases the veins are located near past producing veins and the geology and mineralization are similar to the nearby veins.  Therefore, the metallurgical performance is expected to be similar to the historical experience.

17.3.1  Projected Metallurgical Performance

Based upon the past performance of the mill and the assumption that the Rory and East Bain ores will respond to treatment as previous ores the expected mill performance is shown below.

Tons milled per day

280

Head grade

0.49 opt (diluted average grade)

Tailings grade

0.035 opt (assumed mill performance)

Total Recovery

92.9% (calculated from head and tails grades)

Au recovery to Gravity

37.1% (40% of total gold recovery)

Flotation recovery

55.7% (60% of total gold recovery)

Flotation con grade

15 opt

Ore will be processed in the existing 300 ton per day capacity plant as described in Section 15.

17.4

Markets

The project will produce gold bearing concentrates and dore bars.  The gold will be sold into the world market.  There are a number of smelters that can process the high grade gold flotation concentrates and there are a number of refineries that can process the dore.  Cusac has previously demonstrated the ability to market flotation concentrates from the property.

17.5

Contracts

The project will market a high grade gold flotation concentrate and gold dore bars.  In April 2004 Cusac entered into an agreement with Marubeni Corporation ("Marubeni") for the treatment and refining of gold flotation concentrates.  The agreement was to cover shipments up to January 2005 but as there was no production in that time frame there were no deliveries under the agreement.  However, the contract terms have been used as representative of the terms that Cusac could negotiate for the treatment of concentrates.

The contract covered shipments in lots of 200 dmt/month delivered in 2 mt polybags to a warehouse in Vancouver.  Metal prices are based on the Metals Week prices for silver and gold over a 2 month quotation period beginning one month before delivery at the Japanese port.

Silver payment is 90% of contained silver less 50g/dmt.  Gold payment is scaled based on the gold content of the concentrate.  For the expected grades in excess of 400 g/dmt (11.7 opt) the payment is 96.5% of the contained gold.  If gold grades are lower and are between 300 and 400 g/dmt the payment is 96% of the contained gold.

The treatment charge is $US 375.50 per dmt in Vancouver and the refining charges are $US 0.5 per payable ounce of silver and $US6.5 per payable ounce of gold.

If arsenic and antimony content is greater than 0.1% there is a penalty of $US3/dmt for each 0.1% in excess of 0.1%.

The former contract included provisions for sampling, representation, dispute resolution insurance and payment for loss.

An 85% provisional payment will be made within 5 days of Marubeni having seller's moisture content, the warehouse weight and a Marubeni provisional assay certificate.  Final payment is made when final assays, weight, moisture content and metal prices are known after delivery to the smelter. It is assumed that concentrates will sit in Vancouver for 4 to 6 weeks so that with a 2 week shipping period and a month after arrival for metal pricing the final payment would be at least 12 weeks after delivery to Vancouver.

The flotation concentrate will be trucked to Vancouver in truck load lots.  The estimated cost for concentrate shipping is $CDN 100 per ton.

It will be necessary for Cusac to renegotiate a contract for the sale of concentrates.  This is not considered to be a significant problem for a relatively clean gold bearing concentrate.

The dore from the jig concentrate will be tabled on site and then smelted to produce 1000 ounce dore bars.  These bars are easy to sample and ship by air freight to any one of a number of smelters in Canada or around the world.  The usual terms are payment of 99.5% of the contained gold and refining charges of $US 5.00 per ounce of gold.  Payment is generally made within a week of arrival at the refinery.  Cusac has not entered into any contracts for the sale of dore but no significant problems are expected in getting a contract for the purchase of the dore bars.

17.6

Environmental Considerations

Mining is regulated by the Ministry of Energy and Mines ("MEM") which approves work programs and reclamation plans for mining projects.  The mining permits expand over time as the initial permit is issued and then amended as subsequent mining plans are proposed and approved.  The permit is also amended as the closure and reclamation plans are submitted and approved by MEM.  Waste management is regulated by the Ministry of Water Land and Air Protection ("MWLAP").

There are three key permits for the project.  The MEM Permit M-127 permits the mining and processing and the MWLAP PA-13757 Air Emissions and PE-13756 Waste Management permits relate to waste discharges from the processes.  All three permits are in place.

17.6.1 Permit M-127

All mining work is undertaken under Reclamation Permit M-127.  Reclamation Permit M-127 was issued to Cusac on October 27, 1993. It is the primary permit currently issued for the operation. It was subsequently amended in November of 1993, June of 1994, October of 1994, December of 1994, May of 1995 and November of 1998 to reflect changes in the operation.

The most recent mining permit document is a draft copy of the M-127 permit dated October 2004 and entitled "Permit M-127 Approving Closure Plan and Increased Security'.   This permit is in response to the closure plan submitted by Cusac in late 2003.  The permit outlines the closure work to be done and a reclamation security provision of $1.622 million to be provided by Cusac.  This is $1.51 million greater than the current reclamation security in place and under the draft permit Cusac will be required to increase the security held by the Province by $150,000 per year payable on December 31 of each year from 2005 to 2014 less a deduction for reclamation completed in that year.

Considering that the mining and processing of ore from the East Bain and Rory veins will not result in any significant additional surface disturbance, they will be developed from existing workings and there is an existing mine permit the only requirement should be a submission of the mining plans and a notice to the District Inspector of Mines.  The notice should include detailed mine plans, with a Professional Engineer's stamp, to facilitate the process.  It is possible that MEM may require a Permit Amendment Application.

17.6.2 Air Emissions and Waste Management Permits

Permit PA-13757 is an air emissions permit which was last revised May 29, 2001.  The permit authorizes the emissions from 2 diesel generators, a 600 kW camp generator and a 74 kW standby generator and from the ore crusher.  The permit sets a limit for airborne dust in the mill area and requires the operation of the wet scrubber for the crushing plant.  Changes to the approved works require the approval of MWLAP.

Permit PE-25436 is an effluent emissions permit which was last revised June 29, 1995.  The permit authorizes the effluent discharge from the tailings storage facility.  The permit requires the maintenance of 1 m of free board and specifies weekly sampling for conductivity of the effluent when discharging to the tailings facility.  If the conductivity exceeds 600 µS/cm then a grab sample must be collected and analyzed for pH and an ICP metals scan.

In the event that there is direct discharge from the facility there are requirements for weekly analysis including pH, ICP metal scan, TSS and flow and a monthly toxicity analysis.

The permit requires the above monitoring but sets the following limits "effluent shall be equal or better than typical flotation plant effluent where neither mercury nor cyanide are employed in the mill process".

Both permits are active and operations can be recommenced under the permits.

17.6.3  Metal Mine Effluent Regulations (MMER)

The MMER were amended as posted in the Canada Gazette Part 1 dated 28 July 2001 and in Part II of the Canada Gazette on June 19, 2002.  The regulations were registered on June 2, 2002.  The amended MMER applies to all mines in Canada and will apply to the operation when it reopens.  The MMER have a number of monitoring and reporting requirements wherein Cusac will be obliged to report to the Federal Government through the Director, Environmental Protection, Pacific and Yukon Region.  With the planned reopening of the mine Cusac will be required to notify the Director as outlined in the regulations.

Deposition to the tailings facility is permitted but monitoring requirements may be increased if the discharge to the tailings facility is considered the "final point of discharge".  The monitoring includes weekly analysis for metals, TSS and pH and monthly acute toxicity testing.

There is also a requirement for an environmental effects monitoring program (EEM).  With the reopening of the mine Cusac will be required to complete an initial EEM study and there are additional studies required over a multi year period.  The EEM will require the services of a consulting firm.

A detailed review of the new MMER will be necessary to determine the requirements for the operation.  However, on the assumption that a baseline EEM will need to be designed and completed a $150,000 cost allowance has been included in the operating costs.

17.6.4  ARD/ Metal Leaching

There has been acid rock drainage/ metal leaching (ARD/ML) test work on rocks from the Cusac property (Norecol, 1990).  Norecol concluded that ‘there is negligible potential for generation of acidity from the underground workings, tailings impoundment or waste rock at the Erickson Mine after it has been reclaimed, no additional testing is recommended and no particular measures to deal with long term acid generation are needed as part of reclamation."

There has been no water quality monitoring over the past few years to confirm the conclusions made by Norecol regarding ARD/ML.

17.6.5  Closure and Reclamation

Cusac prepared and submitted a closure plan to MEM in March 2003.  As noted above MEM is in the process of incorporating that closure plan into the M-127 permit.

The closure plan outlines the work to be undertaken.  In general the work includes the clean up of all surplus material, removal of structures, closure of openings and revegetation of the disturbed areas.  Closure plans for the Tailings facilities have been prepared for Cusac by the consulting firm Knight Piesold.

There is a significant discrepancy between the Cusac closure cost estimate and the MEM closure cost estimate.  MEM's estimate is higher by an order of magnitude and MEM have used their estimate is determining the security requirements for the amended permit.  Based on recent discussions, Cusac and MEM decided jointly that Cusac prepare a budget for reclamation activities proposed to be carried out over a five year period for review by MEM for inclusion in the M-127 permit.

17.6.6  Other Environmental Issues

Together with the permit issues noted in Section 15.7.4 related to the tailings storage facility there are several other items to be addressed.

The MEM Geotechnical Engineer has concerns related to the remediation plan, design and work related to the Bear trench and regular road maintenance or the status of cross ditches on roads not in regular use.

Through the most recent period of care and maintenance it appears that Cusac was at times tardy in the preparation and reporting of inspections and in addressing the items raised in those inspections.

The author noted a storage building with numerous containers of unknown but assumed to be hazardous materials that will need to be disposed of in a proper manner.

The author noted many electrical transformers.  There has not been a detailed sampling survey and so there may be PCB filled or PCB contaminated units in use or in storage on the property.  Sampling in 2003 did not indicate that there were PCB's present but testing of transformers which are to be disposed of or sold should be carried out before any action is taken with the transformers.

Sewage disposal for the planned camp will require the installation of a suitable septic field as there is not an existing septic field.

17.7

Taxes

There are two taxes under the Mineral Tax Act.  The Net Revenue Tax is 13% of net revenue and can be reduced to zero tax payable through the application of the cumulative tax credit account.  With the accumulated capital expenditures on the Table Mountain property the net revenue tax should be reduced to zero.

The Net Currents Proceeds Tax is 2% of the net current proceeds.  In the calculation of the net current proceeds tax payable it can be reduced by 25% as an earned depletion tax credit.  Therefore, a net currents proceeds tax of 1.5% of the net current proceeds has been included in the analysis.

Income taxes for Cusac are assumed to be zero based upon the accumulation of expenses over the past years when the mine has not been operated.

17.8

Capital and Operating Cost estimates

With the existing facilities and mine development there is not a large capital requirement for the project.  The capital required will provide the necessary replacement equipment to complete the work.

Due to the short project life the labour for the rehabilitation of services and the mill along with all of the mine development costs have been treated as operating costs as they will be written off within a single annual period.   The start up capital cost estimate is shown in Table 11.

Table11: Capital Summary
Camp	$250,000

Mining Equipment	$333,500

Mill & Assay Lab	$46,800

Surface Facilities	$134,700

$765,000

Capital cost estimates are based on a mixture of quotations for some equipment, listed prices for other equipment and estimates to complete repairs in other areas.  Capital cost estimates were compiled by Cusac and by other engineers and were reviewed by the author.  Based on the short duration of the project there is no provision for sustaining capital.

Operating cost estimates have been generated by Cusac and other engineers and reviewed by the author.  They are based on a mixture of quotations, historical information and the experience of the author and other experienced mine management personnel who have worked on the cost estimates.

The total operating cost for the project is $6.3 million or $ 142.8 per ton (including the 15% contingency).  The operating costs are summarized in Table 12.

Table 12: Operating Cost Summary
$ 000's
East Bain Mining	1,603
Rory Mining	1,205

Processing	870

Overhead	1,785

Total	5,463

contingency 15%	818

grand total	6,281

tons milled	44,000

cost per ton	142.8

17.9

Economic analysis

The project schedule and the economic model were developed by Ed. Craft and Mike Glover, and were reviewed and checked by the author.

There is an 8 week period before the mine rehabilitation begins in order to get the necessary camp and other equipment so that the project work can begin.

The project has a total duration of 228 days from the first maintenance and repair work through to the completion of mining and processing.  The work could be started at any time but a spring or summer startup would be less troublesome whereas a winter startup would incur additional costs for heating and for generally dealing with less than ideal conditions.

The production of gold commences in about week 10 and is completed by week 32.  There will be 11,892 ounces of gold produced in 708 dry tons of flotation concentrate and 7,928 ounces of gold produced as dore bars.

The project cash flow is summarized below in Table 13.  The undiscounted project cash flow is $CDN 2.5 at a gold price of $CDN 535 per ounce.  The internal rate of return is 129% and the net present value at an annual interest rate of 15% is $CDN 2.1 million.

The total production cost per ounce is $US 292 (assuming that all capital is depreciated and that is applied to the production) and the total cash cost per ounce is $US 256.

Table 13: Cash Flow Summary
Mining Costs	$2,807,486
Processing Costs	$870,000
General Operating Costs	$1,784,639
Capital Costs	$765,000
Total Costs	$6,227,125
Plus Contingency @ 15%	$7,161,194

Total revenue	$9,751,148

BC net proceeds tax	$52,046

Net Cash Flow	$2,537,908

A sensitivity analysis was compiled to determine the project sensitivity to changes in gold price, grade, operating cost and capital cost.  For each of these variables a range of values from 70% to 130% of the base estimate was considered.  The results are summarized in Figure 28.  The project is most sensitive to changes in the gold price and grade.  It is slightly less sensitive to changes in the operating costs and it is the least sensitive to changes in the capital costs.

 Figure 28: Sensitivity Analysis

17.10

Payback

The project has a payback period of approximately 9 months from the start of capital expenditures.

17.11

Mine Life

The mine life is approximately 10 months from the start of work until the completion of processing but revenue continues to flow for a further 2 months.

18.0

INTERPRETATION AND CONCLUSIONS

Based on the mineral resource estimates by Sketchley (2003 and 2004) and mining plans prepared by E. Craft, P.Eng and M. Glover of Cusac as reviewed and modified with the author and utilizing development from existing workings and shrinkage stoping mineral reserves have been estimated for the Rory and East Bain veins.  The mineral reserve estimates are based upon a gold price of $CDN 535 per ounce, a minimum mining width of 1.5 m and an additional 10% dilution.  Ore would be processed in the 300 tpd facility at the site with a planned production rate of 280 tons per day.

The Rory Vein contains a Probable Mineral Reserve of 16,000 tons grading 0.46 ounces gold per ton and containing 7,360 ounces of gold.  (14,500 tonnes @ 15.7 grams gold per tonne and containing 236.6 kg of gold).  This is based on a gold price of $CDN 535 per ounce, a cut off grade of 0.31 oz/ton, 1.5 m minimum width,10% additional dilution and mining by small scale shrinkage stoping.  In the Rory vein the estimated mineral reserve is based on the selective mining of the higher grade portions of the mineral resource intervals.

The East Bain Vein contains an Indicated Mineral Reserve of 28,000 tons grading 0.50 ounces gold per ton and containing 14,000 ounces of gold (25,500 tonnes grading 17.1 grams gold per tonne and containing 450.1 kg of gold).  This is based on a gold price of $CDN 535 per ounce, a cut off grade of 0.27 oz/ton, 1.5 m minimum width,10% additional dilution and mining by small scale shrinkage stoping.

The reserves can be exploited under existing permits though submission of mine plans and a notice to the District Inspector of Mines will be required.  There is some environmental work required at the tailings area and at a previous open pit and a tailings facility operating procedure is required.  Reopening of the mine may also trigger environmental monitoring requirements under the Metal Mine Effluent Regulations

The mining project has a 2 month preproduction period and a 7 month mining and processing period.  It will be necessary to negotiate a new marketing contract or a renewal of the previous contract for the sale of flotation concentrates.

The capital costs are estimated to be $765,000 and the operating costs are estimated to be $5.5 million.  At a gold price of $CDN 535 per ounce and with an additional 15% contingency on the capital and operating costs, the project will generate a cash flow of $CDN 2.5 million and has an annualized internal rate of return of 129%.  The total production cost per ounce is $US 292 (assuming that all capital is depreciated and that is applied to the production) and the total cash cost per ounce is $US 256.

The production plans are consistent with the usual practices for small high grade mining operations in remote locations.  The property has a history of high grade production and the mineral reserve estimates are consistent with previous production from other veins at the property.  The development of the mineral reserves will provide opportunities to examine inferred mineral resource blocks.

19.0

RECOMMENDATIONS

Cusac should carry out the planned negotiations with the MEM to complete the amendment to the M-127 permit to incorporate the site reclamation plan.  Further Cusac should review and embark upon the work outlined by its consultants with respect to the tailings facility and respond to the MEM regarding their concerns related to the tailings facility and reclamation of old workings.

In advance of a production decision Cusac should negotiate a new contract for the sale of the flotation concentrates.

If Cusac reopens the operation it should consider and undertake the reclamation activities possible while maintaining the site for future production

20.0

references

Bain, J., Yip, G., Ball, M., (1991): Bain Vein Ore Reserve Calculation - Quadrilateral Method. Unpublished Company Report for Total Energold Corporation, unknown pages.

Ball, M., 1985.  Structural Geology Associated with Gold-Bearing Quartz Veins in the McDame Gold Mining Camp, Liard Mining Division, Cassiar District, British Columbia: Unpublished Company Report for Erickson Gold Mining Corporation, 22 pages.

Ball, M. 1989.  Erickson Gold: Geology and Model of Ore Formation; Unpublished Company Report for Total Energold Corporation, 75 pages.

Ball, M., (1994) :1994 Exploration Plan for the Table Mountain Gold Property. Unpublished Company Report for Cusac Industries Ltd., unknown pages.

Barlee, N.L., 1980.  The Guide to Gold Panning in British Columbia; Canada West Publications, 192 pages.

Beaton, A.J., 2003.  Cost Analysis of Development for East Bain Vein.  Unpublished Company Report for Cusac Gold Mines Ltd., 3 pages.

Bergen, R.D., February 2005.  Preliminary Feasibility Study on the Rory and East Bain Veins of Cusac Gold Mines Ltd., Table Mountain Gold Property, B.C. Canada

Brett, Dan, 2004, Thoughts on Cusac's Mill, unpublished company memo from October 2004

Broughton, D., and Masson, M., 1996.  Report on 1995 Exploration Program on the Taurus Project, B.C., NTS 104P/5; Unpublished Company Report for Cyprus Canada Inc., 57 pages and appendices.

Canada Gazette, 2002, Metal Mine Effluent Regulations

Canadian Securities Administrators, 2001.  National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Summary Brochure

Canadian Securities Administrators, 2001. National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Policy Document.

Canadian Securities Administrators, 2001.  Companion Policy 43-101CP.  Policy Document.

Canadian Securities Administrators, 2001.  Technical Report Form 43-101F1.  Policy Document.

CIM Standing Committee on Reserve Definition, 2000.  CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines.

Concentrate Sales Agreement between Cusac Gold Mines Ltd and Marubeni Corporation, April 2004, Unpublished Company document

Craft, E.W., 2005.  Rory Vein Mining Plan, Unpublished documents prepared for Cusac Gold Mines Ltd.

Cusac Gold Mines Ltd., 1996 Annual Report

Cusac Gold Mines Ltd.,  Mill Reports 1996 and 1997, unpublished internal documents

Cusac Gold Mines Ltd.,  An Exploring Producer, company brochure

Diakow, L.J. and Panteleyev, A., 1981.  Cassiar Gold Deposits, McDame Map-area (104P/4,5); in Geological Fieldwork 1980, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1981-1, pp 55-62.

Downie, I., 1997.  A Review of the Table Mountain Gold Property and Recommendations for Exploration; Unpublished Company Report for Cusac Gold Mines Ltd., Iain Downie Geoconsult, 20 pages and appendices.

Dussel, E., 1986.  Listwanites and their Relationship to Gold Mineralization at Erickson Mine, British Columbia, Canada; Unpublished M.Sc. thesis, Western Washington University, 90 pages.

Ey, F., 1986.  Structural Analysis of the Cusac Decline, Erickson Gold Mine, Cassiar, B.C.; Unpublished Company Report for Erickson Gold Mining Corporation, Minatco Ltd., 11 pages and appendices.

Ey, F., 1987.  Structural Control of the Vollaug Gold Bearing Quartz Vein, Total Erickson, Erickson Gold Mine, Cassiar, B.C.; Unpublished Company Report for Erickson Gold

Mining Corporation, Minatco Ltd., 9 pages and appendices.

Fitzpatrick, K.P., and Glover, M.J., 2003.  Table Mountain Gold Property, East Bain Vein Mining Plan, Nu-Tara and Cordoba Mining Claims, Liard Mining Division. Unpublished Company Report for Cusac Gold Mines Ltd.,  42 pages.

Fjetland, G. 1982.  A Microscopy Investigation of the Gold and Sulphides from the Erickson Mine, Cassiar, B.C.; Unpublished Company Report for Erickson Gold Mining Corporation.

Gabrielse, H., 1963.  McDame Map-Area, Cassiar District, British Columbia; Geological Survey of Canada, Memoir 319, 138 pages.

Gordey, S.P., Gabrielse, H. and Orchard, M.J., 1982.  Stratigraphy and Structure of the Sylvester Allochthon, Southwest McDame Map Area, Northern British Columbia; in Current Research, Part B, Geological Survey of Canada, Paper 82-1B, pp 101-106.

Glover, M., 1998.  Table Mountain Gold Property, 1998. Project Review and Exploration Proposal.  Unpublished Company Report for Cusac Gold Mines Ltd., 33 pages.

Glover, M.J., 2002a. Table Mountain Gold Property, Diamond Drilling Report, East Bain Vein, 2002 Field Season. Unpublished Company Report for Cusac Gold Mines Ltd., 29 pages and appendices.

Glover, M.J., 2002b.  United States Securities & Exchange Commission, Form 20-F.  Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the Fiscal year Ended December 31, 2002, Commission File Number 0-13548, Cusac Gold Mines Ltd.

Glover, M.J., 2003. Table Mountain Gold Property, East Bain Vein Mining Project Summary, Nu-Tara and Cordoba Claims. Unpublished Company Report for Cusac Gold Mines Ltd.,  pages and appendices.

Glover, M.J., 2004. Table Mountain Gold Property, Diamond Drilling Report, Don and High Claims, 2003 Field Season. Unpublished Company Report for Cusac Gold Mines Ltd., 33 pages and appendices.

Glover, M.J., and Brett, D., 2003. Table Mountain Gold Property, Mine Closure Plan, Reclamation Permit M-127, Liard Mining Division.  Unpublished Company Report for Cusac Gold Mines Ltd., 38 pages and appendices.

Glover, M.J. & Brett, D., 2004.  Table Mountain Gold Property Annual Reclamation Report for 2003 Reclamation Permit M-127, Unpublished Company Report

Glover & Fitzpatrick, 2003, East Bain Vein Mining Plan, Unpublished Company Report

Grant, D.R., 1981.  A Study of the Sulphide Mineralogy and Geology of the McDame Gold Camp, Cassiar, British Columbia, Unpublished B.A.Sc. thesis, The University of British Columbia, 78 pages.

Griffin, B., 2003.  Tailings Storage Facility, Preliminary Closure Plan.  Unpublished Company Report for Cusac Gold Mines Ltd., 17 pages.  Knight Piésold Consulting.

Gunning, M.H., 1988.  Cornucopia (Taurus Mine), Gold Distribution in the Taurus Mine Quartz Veins; British Columbia Ministry of Energy, Mines and Petroleum Resources, Exploration in British Columbia 1987, pp B95-B105.

Harms, T.A., 1986.  Structural and Tectonic Analysis of the Sylvester Allochthon, Northern British Columbia: Implications for Paleogeography and Accretion, Unpublished Ph.D. Thesis, The University of Arizona.

Harms, T., 1989.  Geology of the Northeast Needlepoint Mountain and Erickson Mine Areas, Northern British Columbia; in Geological Fieldwork 1989, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1990-1, pp 339-345.

Harms, T., Ball, M., Fischer, P. and Nelson, J. 1989.  Geology of the Needlepoint Mountain Map Area; British Columbia Ministry of Energy, Mines and Petroleum Resources, Open File 1989-19, 1:25,000 map.

Holland, S.S., 1950.  Placer Gold Production of British Columbia, British Columbia Ministry of Energy, Mines and Petroleum Resources, Bulletin 28 (reprinted in 1980), 89 pages.

Hooper, D., 1984.  A Study of the Gold-quartz Veins at Erickson Gold Camp, Cassiar, North-Central British Columbia; Unpublished B.Sc. thesis, The University of British Columbia, 96 pages.

Hunt, L.C., 2003.  Reclamation Report for 1998 – 2002 on the Table Mountain Gold Property.  Unpublished Company Report for Cusac Gold Mines Ltd., 21 pages.

Knight Piesold, 2002, Tailings Storage Facility, 2002 Site Inspection and Annual Report, Ref No. VA101-81/1-1.  Unpublished report prepared for Cusac Gold Mines.

Mandy, J.T., 1935.  McDame Creek Area, Dease River; British Columbia Minister of Mines Annual Report, 1935, pp. B12-B22.

Mandy, J.T., 1937.  McDame Creek Area; British Columbia Minister of Mines Annual Report, 1937, pp. B24-B37.

Ministry of Energy & Mines, October 2004, Draft Permit M-127 Approving Closure Plan and

Increasing Reclamation Security

Ministry of Energy & Mines, Mineral Titles Online Viewer re owner 105981 (Cusac Gold Mines Ltd.)

Ministry of Environment Land and Parks (now Ministry of Water Land and Air Protection), June 1995, Effluent Emissions Permit PE 13756

Ministry of Environment Land and Parks (now Ministry of Water Land and Air Protection), May 2001, Air Emissions Permit PE 13757

Nelson, J.L, 1990.  Evidence for a Cryptic Intrusion Beneath the Erickson-Taurus Gold-Quartz Vein system, Near Cassiar, B.C. (104P/4,5); in Geological Fieldwork 1989, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1990-1, pp 229-233.

Nelson, J.L. and Bradford, J.A., 1989.  Geology and Mineral Deposits of the Cassiar and McDame Map Areas, British Columbia (NTS 104P/3,5) in Geological Fieldwork 1988, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1989-1, pp 323-328.

Nelson, J.L. and Bradford, J.A., 1993.  Geology of the Midway-Cassiar Area, Northern British Columbia (104O, 104P) Ministry of Energy, Mines and Petroleum Resources, Bulletin 83, 94 pages.

Norecol, 1990.  Results of Acid Generation Testing

Panteleyev, A, and Diakow, L.J., 1982.  Cassiar Gold Deposits, McDame Map-area; in Geological Fieldwork 1981, British Columbia Ministry of Energy, Mines and Petroleum Resources, Paper 1982-1, pp 156-161.

Panteleyev, A., Broughton, D., and Lefebure, D., 1997.  The Taurus Project, A Bulk Tonnage Gold Prospect near Cassiar, British Columbia, NTS 104P/5; in Geological Fieldwork 1996, British Columbia Ministry of Employment and Investment, Energy and Minerals Division, Geological Survey Branch, Paper 1997-1

Personal Communications with Colin Craft, former mill operator, January 2005

Read, P.B. and Psutka, J.F., 1983.  Surface Geology, Taurus Mine, Cassiar B.C.; Unpublished Company Report for Trenaman, Spencer and Associates Limited, Geotex Consultants Limited, 31 pages and appendices.

Sketchley, D.A., 1986.  The Nature of Carbonate Alteration in Basalt at Erickson Gold Mine, Cassiar, North-central British Columbia; unpublished M.Sc. thesis, The University of British Columbia, 272 pages.

Sketchley, D.A., Sinclair, A.J., and Godwin, C.I., 1986.  Early Cretaceous Gold-Silver Mineralization in the Sylvester Allochthon, near Cassiar, North Central British Columbia;  Canadian Journal of Earth Sciences, Vol. 23, No. 9, pp 1455-1458.

Sketchley, D.A. and Sinclair, A.J., 1989.  Carbonate Alteration in Basalt at Total Erickson Gold Mine, Cassiar, Northern British Columbia; Economic Geology, Vol. 86, No. 3, pp. 570-587.

Sketchley, D.A., 1998.  Geological Evaluation of the Cassiar Gold Camp, British Columbia.  Unpublished Company Technical Report for Cusac Gold Mines Ltd., 34 pages.

Sketchley, D.A., 2001.  Geological Evaluation of the Cassiar Gold Camp, British Columbia.  Unpublished Company Summary Technical Report for Cusac Gold Mines Ltd., 10 pages.

Sketchley, D.A., 2003.  Table Mountain Gold Property, Liard Mining District, British Columbia.  Unpublished Company Technical Report for Cusac Gold Mines Ltd., 125 pages including appendices.

Sketchley, D.A., 2003.  Technical Report on Table Mountain Gold Property Liard Mining District British Columbia, Canada

Sketchley, D.A., 2004,  Technical Report on Rory Vein, Table Mountain Gold Property Liard Mining District British Columbia, Canada

Trenaman, R.T., 1997.  Report on the 1996 Exploration Program - Taurus Project, Cassiar, British Columbia; Unpublished Company Report for International Taurus Resources Inc., 31 pages and appendices.

Westervelt, R. D.,(1993). A Summary Review Report on the Table Mountain Gold Property, Cassiar, British Columbia. Unpublished Company Report for Cusac Industries Ltd., 31 pages and appendices.

21.0

STATEMENTS OF QUALIFICATIONS

I, Raymond Dennis Bergen, certify the following:

1.

I am an independent consulting engineer with office on Lasqueti Island, B.C., Canada V0R 2J0.

2.

I earned a Diploma of Mining Technology in 1972 at the British Columbia institute of Technology and a Bachelor of Applied Science in Mineral Engineering in 1979 at The University of British Columbia.

3.

I am a Professional Engineer registered with The Association of Professional Engineers and Geoscientists of the Province of British Columbia, No. 16064.

4.

I have practiced my profession for 33 years and I am experienced in open pit and underground mine operation, engineering and management, feasibility and development studies, mineral reserve estimation and mineral project evaluation.

5.

I am a Qualified Person, as outlined in National Instrument 43-101 of the Canadian Securities Administrators, and I have read National Instrument 43-101 and its companion policies.

6.

This technical report dated March 23rd, 2005 and titled "Technical Report on the Rory and East Bain Veins, Table Mountain Gold Property, British Columbia, Canada", was prepared for Cusac Gold Mines Ltd. and is based on an evaluation of data conducted by me.  The quality of information and conclusions contained in it are consistent with the general requirements for a preliminary feasibility study and based upon: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth within it.  I am not aware of any material fact or item that could change or affect the conclusions contained in this study.

7.

My most recent visit to the property took place from January 12 to 14, 2005.

8.

Other than my capacity as an independent consulting engineer to Cusac Gold Mines Ltd., I have not received and do not expect to receive a direct or indirect interest in the properties described in this report, nor in Cusac Gold Mines Ltd.

9.

Permission is given to Cusac Gold Mines Ltd. to use this report in its complete form.  Permission must be obtained before publication of any portion of this report.

Dated the 23rd day of March, 2005 and submitted in electronic format only.

__________________________________

Raymond Dennis Bergen, B.A.Sc., P.Eng.

STATEMENT OF QUALIFICATIONS

I, Dale A. Sketchley, certify the following:

10.

I am an independent consulting geologist, employed by Acuity Management Ltd., with office at 15068 Spenser Court, Surrey, B.C., Canada V3S 5Z8.

11.

I earned a Bachelor of Science in Geology-Geophysics in 1975 and a Master of Science in Geology in 1986, at The University of British Columbia.

12.

I am a Professional Geoscientist registered with The Association of Professional Engineers and Geoscientists of the Province of British Columbia, No. 23913.

13.

I am registered as a Fellow of the Geological Association of Canada and a member of the Canadian Institute of Mining, Metallurgy and Petroleum.

14.

I have practised my profession for 30 years and I am experienced in open pit and underground feasibility and development studies, resource/reserve estimation, ore reserve reconciliation audits, mine site and regional exploration, which includes extensive work in sampling, QA-QC, and data analysis.

15.

I am a Qualified Person, as outlined in National Instrument 43-101 of the Canadian Securities Administrators, and I have read National Instrument 43-101 and its companion policies.

16.

The Technical Report dated March 23, 2005, and titled "Rory and East Bain Veins - Table Mountain Gold Property", was prepared for Cusac Gold Mines Ltd. by Dennis Bergen, P.Eng.  The geological and resource estimation portions of this report were obtained directly from my original and previously filed reports, titled "Table Mountain Gold Property", dated July 31st, 2004 and "Rory Vein - Table Mountain Gold Property", dated November 14th, 2004.  The original reports on the East Bain and Rory Veins are based on an evaluation of data conducted by me.

17.

The quality of information and conclusions contained in the report titled "Rory and East Bain Veins - Table Mountain Gold Property" are consistent with the level of work involved in my services and based upon: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth within it.  I am not aware of any material fact or item that could change or affect the conclusions contained in this memorandum.

18.

The original report on the East Bain Vein is based on a visit to the property for that purpose from July 14 to 16, 2003 and the original report on the Rory Vein is based on a visit to the property for that purpose from June 25 to 28, 2004.

19.

Other than my capacity as an independent consulting geologist to Cusac Gold Mines Ltd., I have not received and do not expect to receive a direct or indirect interest in the properties described in this report, nor in Cusac Gold Mines Ltd.

20.

Permission is given to Cusac Gold Mines Ltd. to use this report in its complete form.  Permission must be obtained before publication of any portion of this report.

Dated the 23rd day of March, 2005 and submitted in electronic format only

____________________________________

Dale A. Sketchley, M.Sc., P.Geo. (Signed)